Form 20-F
period 1998-12-31
WIRELESS TECHNOLOGY CORPORATIONS LTD
filed 1999-06-25
CIK 1058868

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM
               TO

             FOR THE TRANSITION PERIOD FROM           TO

                       COMMISSION FILE NUMBER 333-5396-05

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             BRITISH VIRGIN ISLANDS
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                  P.O. BOX 660
                              TROPIC ISLE BUILDING
                               ROAD TOWN, TORTOLA
                             BRITISH VIRGIN ISLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

          TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
          -------------------           -----------------------------------------
                 NONE                                     NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
                                (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:

 GUARANTEE OF THE OUTSTANDING 14% SENIOR DISCOUNT NOTES DUE 2004 OF PLD TELEKOM
                                      INC.

 GUARANTEE OF THE OUTSTANDING 9% CONVERTIBLE SUBORDINATED NOTES DUE 2006 OF PLD
                                  TELEKOM INC.
                                (TITLE OF CLASS)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 20,000,002 Ordinary Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

        FORM 20-F ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 1998

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
PART I
Item 1.      Description of Business.....................................    1
Item 2.      Description of Property.....................................   17
Item 3.      Legal Proceedings...........................................   17
Item 4.      Control of Registrant.......................................   17
Item 5.      Nature of Trading Market....................................   17
Item 6.      Exchange Controls and Other Limitations Affecting Security
             Holders.....................................................   17
Item 7.      Taxation....................................................   18
Item 8.      Selected Financial Data.....................................   18
Item 9.      Management's Discussion and Analysis of Financial Condition
             and Results of Operations...................................   19
Item 9A.     Quantitative and Qualitative Disclosure About Market Risk...   24
Item 10.     Directors and Officers of the Registrant....................   25
Item 11.     Compensation of Directors and Officers......................   25
Item 12.     Options to Purchase Securities from Registrant or
             Subsidiaries................................................   25
Item 13.     Interest of Management in Certain Transactions..............   25

PART II
Item 14.     Description of Securities to be Registered..................   25

PART III
Item 15.     Defaults Upon Senior Securities.............................   25
Item 16.     Changes in Securities, Changes in Security for Registered
             Securities and Use of Proceeds..............................   25

PART IV
Item 17.     Financial Statements........................................   26
Item 19.     Financial Statements and Exhibits...........................   26

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

     Wireless Technology Corporations Limited (the "Company") is an indirect wholly owned subsidiary of PLD Telekom Inc. ("PLD") which serves as a holding company for PLD's 50% interest in ALTEL (known until May 1998 as BECET International), which provides national cellular service in Kazakhstan.

     The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely because of the guarantees it has issued in respect of PLD's outstanding 14% Senior Discount Notes due 2004 (the "Senior Notes") and 9% Convertible Subordinated Notes due 2006 (the "Convertible Notes"). Upon the completion of PLD's merger with Metromedia International Group, Inc. described below under "PLD Telekom Inc.", the Company's guarantees will be terminated and it will cease to be subject to the periodic reporting requirements of the Exchange Act.

     The Company conducts no business other than the holding of its interest in ALTEL.

PLD TELEKOM INC.

     PLD, through its operating subsidiaries, is a major provider of local, long distance and international telecommunications services in the Russian Federation, Kazakhstan and Belarus. PLD's five principal operating businesses are: (i) PeterStar Company Limited ("PeterStar"), which provides integrated local, long distance and international telecommunications services in St. Petersburg through a fully digital fiber optic network; (ii) Technocom Limited ("Technocom"), which, through Teleport-TP, provides dedicated international telecommunications services to Russian and foreign businesses in Moscow and operates a satellite-based pan-Russian long distance network; (iii) Baltic Communications Limited ("BCL"), which provides dedicated international telecommunications services in St. Petersburg; (iv) ALTEL; and (v) Belarus-Netherlands Belcel Joint Venture ("BELCEL"), which provides the only national cellular service in Belarus. In addition, PLD is developing a portfolio of international long distance products and services, under the name "PLDncompass", targeted at carriers and corporate customers in the United States, the United Kingdom and Europe which require telecommunications services to and from the countries of the former Soviet Union. PLD's Common Stock is traded on the Nasdaq National Market under the symbol "PLDI" and the Toronto Stock Exchange under the symbol "PLD".

     In August 1998, News America Incorporated, through an affiliate ("News"), acquired a 38% stake in PLD in a series of transactions with PLD and Cable and Wireless plc ("Cable & Wireless"). Prior to the completion of these transactions, Cable & Wireless had been, since 1994, PLD's principal shareholder. As part of these transactions, PLD acquired an additional 11% interest in PeterStar and its 50% interest in BELCEL.

     On May 18, 1999, PLD entered into an agreement (the "Merger Agreement") with Metromedia International Group, Inc. ("MMG") pursuant to which PLD would merge with Moscow Communications, Inc., a newly formed, wholly owned subsidiary of MMG. Upon consummation of the merger, PLD will become a wholly owned subsidiary of MMG, and the holders of shares of common stock of PLD will receive shares of MMG on the basis of an exchange ratio specified in the Merger Agreement.

     In connection with the merger, PLD's existing Senior Notes and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.

     MMG is a global communications company engaged in the development and operation of a variety of communications businesses, including cellular telecommunications, fixed telephony, international and long distance telephony, cable television, paging and radio broadcasting, in Eastern Europe, the former Soviet Union, China and other selected emerging markets. Its common stock is listed on the American and Pacific Stock Exchanges, under the symbol MMG.

TELECOMMUNICATIONS IN THE FORMER SOVIET UNION

     In the Soviet era, telecommunications in the Russian Federation and other republics of the former Soviet Union were government owned and designed principally to serve the defense and security needs of the state. The telephone network itself was highly centralized, reflecting the centralized nature of the Soviet economy. Telephonic links were directed towards the center of the network while neglecting inter-regional links. As a result, the ability to direct calls between regions without going through the center remains limited, which in turn has been a major constraint on economic growth in regional markets. Being committed to a "hub and spoke" network, the former Soviet Union never developed a trunk "backbone" capable of providing network expansion on a nationwide basis.

     Consistent with a political philosophy which limited access to the world outside the former Soviet Union, all international calls originating in the former Soviet Union until 1992 were routed through a single international exchange in Moscow which had a capacity of only 3,200 circuits. Due to the inadequacies of the public network, as well as to ensure secrecy, many individual ministries and security organizations, including the Communist Party itself, established their own private nationwide networks. These private networks absorbed a substantial amount of the relatively limited resources available for investment in telecommunications. At the same time, these networks currently present an opportunity for the development of a national network apart from the existing public network.

     With the break-up of the Soviet Union and the liberalization of the economies of its former republics, the demand for telecommunications services increased significantly. However, the governments of the countries of the former Soviet Union did not have the significant capital necessary for the development of the telecommunications infrastructure. As a result, they have actively encouraged market liberalization, privatization and foreign investment in the telecommunications sector. This has resulted in significant development in the areas of fixed wire overlay systems, private networks and cellular and data services. They have also made their own efforts to develop a basic telecommunications infrastructure, but lack of capital, exacerbated by recent difficult economic conditions, has made progress towards this goal slow.

  TELECOMMUNICATIONS IN KAZAKHSTAN

     At the time of Kazakhstan's independence in 1991, the Kazakh telephone system consisted of the same outdated network equipment as the other telephone systems in the former Soviet republics. Currently, only 11% of Kazakhstan's population of approximately 17,000,000 has telephone lines. The existing national telephone network consists of approximately 1,900,000 lines, of which 330,000 are in Almaty. Due to the poor condition of much of the telecommunications infrastructure in Kazakhstan, basic telephone service is characterized by poor transmission quality. However, some modernization has taken place during the last few years and quality is improving. While the installed exchange switching capacity has not increased significantly, the introduction of digital exchanges will make for easier future expansion.

     The national network is served by trunk switches in what were the 19 original regional centers throughout the country. New transit switches supplied by Alcatel, Lucent and others have been installed in 15 of the 19 regional centers, and three more will be installed by the summer of 1999. Some digital local exchanges have been installed in 16 of the regional centers, although many electromechanical exchanges are expected to remain in use throughout the country for some time.

     While the majority of inter-regional transmission capacity is still analog, a limited amount of digital transmission has been added over some routes. Low capacity digital microwave has been introduced on several routes, and a high capacity microwave has been installed between Astana and Petropavlovsk. The existing fiber optic cable between Astana and Karaganda will be extended to Almaty by the summer of 1999, and there is a fiber optic spur from Petropavlovsk to Omsk connecting to the Vladivostok-Moscow-Europe cable.

     Until 1992, the sole means of international access to and from Kazakhstan was through a central switch located in Moscow. Kazakhstan acquired its own international gateway in August 1992 when a new AT&T 5ESS switch was installed in Almaty. It now has approximately 800 direct international circuits via satellite with 22 countries, including the United States, Japan, Australia, Germany, France, Israel and Turkey and via analog cables to Moscow. Kazakhstan is also participating in the fiber optic link between China and the countries of Central Asia and Europe, and this system is already being used to provide inter-regional capacity between Almaty, Taraz and Chimkent.

     The Kazakh Law on Enterprises dated February 13, 1991 authorizes the Cabinet of Ministers to issue licenses for certain types of activities in Kazakhstan, including the provision of telecommunications services. The Cabinet of Ministers delegated the authority to license telecommunication providers, allocate frequencies and certify telecommunications equipment to the Kazakh Ministry of Transport and Communications (the "KMOC"). Pursuant to this delegation of authority, the KMOC adopted temporary procedures for the consideration of applications for and the issuance of such licenses. In April 1995, President Nazarbayev issued a decree setting forth the licensing procedures in greater detail. The decree also confirmed the authority of the Cabinet of Ministers to grant licenses and the right of non-Kazakh companies and individuals to equal treatment in the granting of licenses. However, apart from these licensing procedures, there is virtually no other regulation in the telecommunications sector, and no comprehensive regulatory framework. Administration of the telecommunications sector is essentially left to the discretion of the KMOC.

     Actual operation of the public telephone network is carried out by Kazakhtelekom, which was created for this purpose in June 1994, as well as regional operators. A variety of functions previously carried out by other governmental entities, including representation of the Kazakh government in international telecommunications matters and the planning and development of the network in Kazakhstan, have been transferred to Kazakhtelekom. Kazakhtelekom has been granted a revised license giving it specific authority to act as the exclusive operator of the Kazakh national network and to represent the Kazakh government in international telecommunications matters, along with a broad series of powers to enable it to fulfil this function. Kazakhtelekom carries out its functions under the oversight and direction of the KMOC. In May 1997, the Kazakh government announced that it had sold a 40% stake in Kazakhtelekom to Daewoo. However, in March 1998, it was reported that Daewoo had sold a portion of its stake (reported to be approximately 10%) to an unnamed third party. It was later confirmed that Daewoo had sold its entire stake in Kazakhtelekom to Kazcommertzbank, a commercial bank based in Kazakhstan. It is understood that the Kazakh government is seeking to sell a 15% stake in Kazakhtelekom to private investors.

ALTEL

  OVERVIEW

     ALTEL, in which the Company owns a 50% interest, currently operates the only nationwide cellular network in Kazakhstan. ALTEL was formerly known as BECET International, although marketing its services under the name "ALTEL". In May 1998 ALTEL changed its corporate name to the name under which it was doing business. Also in 1998, ALTEL introduced a prepaid cellular service (marketed under the name "TUMAR") in Almaty which, as of December 31, 1998, had 6,964 active subscribers.

     The other 50% of ALTEL is held by Kazakhtelekom, the operator of the national telephone network in Kazakhstan. In May 1997, the Kazakh government announced the sale of a 40% stake in Kazakhtelekom, the state-owned telecommunications company, to Daewoo. However, in March 1998, it was reported that Daewoo had sold a portion of its stake (reported to be approximately 10% of Kazakhtelekom) to an unnamed third party. It was later confirmed that Daewoo had sold its entire stake in Kazakhtelekom to Kazcommertzbank, a commercial bank based in Kazakhstan. It is understood that the Kazakh government is seeking to sell a 15% stake in Kazakhtelekom to private investors. Kazakhtelekom recently received a revised license specifically naming it as the exclusive national network operator in Kazakhstan, and giving it a wide range of powers to carry out this function. During 1998, the KMOC issued two GSM licenses for the development of national GSM networks in Kazakhstan. The two license recipients (one of which is a joint venture including Kazakhtelekom) commenced active marketing of their services in February 1999.

     The Company's primary objectives for ALTEL are to increase revenues and cash flows through increased penetration, usage and network coverage. Cellular service provides a rapid and relatively inexpensive way to overcome the deficiencies of the wireline telecommunications infrastructure in Kazakhstan. ALTEL's cellular telecommunications network in Kazakhstan currently consists of separate systems in Almaty, South Kazakhstan

(Chimkent), Karaganda, Pavlodar, Astana (formerly known as Akmola), Aktyubinsk, Kustanai, East Kazakhstan (Ust-Kamenogorsk), Atyrau, Taraz, Petropavlovsk and Kyzl Orda. As of December 31, 1998, ALTEL's cellular telecommunications network covered a geographic area of approximately 4,200,000 people, representing 24% of the total population, in 12 cities. ALTEL commenced cellular service in September 1994 and has since experienced significant subscriber and revenue growth. As of December 31, 1998, ALTEL had 21,395 active subscribers, of which 6,964 were customers of ALTEL's prepaid service. This compares with 11,102 subscribers as of December 31, 1997.

     ALTEL, which began operations in September 1994, generated net income for the year ended December 31, 1998 of $9.2 million on operating revenues of $39.5 million, as compared to net income of $7.2 million on operating revenues of $30.0 million for the year ended December 31, 1997. The subscriber base grew from 2,882 at the end of 1995 to 21,395 at December 31, 1998 (of which 6,964 were customers of ALTEL's prepaid service). ALTEL accounted for 27.2% of PLD's operating revenues for the year ended December 31, 1998, as compared to 26.2% for the year ended December 31, 1997.

     ALTEL, a Kazakh closed joint stock company, was incorporated in 1994.

  STRATEGY

     The Company believes the development of a market economy in Kazakhstan is likely to increase demand for modern telecommunications services, including wireless communications, as demonstrated by the subscriber growth experienced to date by ALTEL. While the Kazakh telephone network is slowly being modernized, the Company believes this is likely to be an expensive and lengthy process. The Company believes that this environment provides ALTEL with the opportunity to provide customers in Kazakhstan with a viable, high quality alternative to wireline telephone service during the period it will take to modernize the basic public network. Management of ALTEL currently believes that, by virtue of its cost structure and its market penetration to date, together with its recently introduced prepaid service, it is in a good position to compete with the new GSM operations. However, ALTEL is currently assessing the impact of the GSM licenses on its business, and there can be no assurance that ALTEL will in fact be able to compete successfully with the new licensees.

  NETWORK AND FACILITIES

     As of December 31, 1998, ALTEL's cellular telecommunications network in Kazakhstan consisted of separate systems in Almaty, South Kazakhstan (Chimkent), Karaganda, Pavlodar, Astana, Aktyubinsk, Kustanai, East Kazakhstan (Ust-Kamenogorsk), Atyrau, Taraz, Petropavlovsk and Kyzl Orda. Further installations remain dependent upon many factors including the successful location of additional cell sites and the results of marketing and other studies. As of December 31, 1998, investment in ALTEL's cellular network infrastructure and support facilities totaled approximately $43.4 million. ALTEL anticipates that its capital expenditure program in 1999 will total approximately $8.6 million and will be used to develop new installations, expand network capacity in the existing cities and to upgrade equipment. The Company currently believes that this funding will be provided by internally generated cashflows.

     All ALTEL systems are connected to the local telephone network and the regional trunk switch in the cities where they are located. The system in Almaty is also linked to an international trunk exchange and the Astana system will be linked to a new international switch in that city when it becomes operational. Long distance and international calls are completed using the national and international network of Kazakhtelekom. International calls are switched through a digital exchange in Almaty.

     Space for most ALTEL switches, cell sites and associated equipment is provided by Kazakhtelekom. ALTEL also uses space in a Kazakhtelekom exchange building in Almaty for office and administrative purposes and leases other premises in Almaty which combines its central warehouse and a larger customer service center and retail outlet. ALTEL has also established, and will continue to establish, customer service centers in each city in which service is offered. Virtually all space for customer service centers and equipment not provided by Kazakhtelekom is leased, although ALTEL has purchased its facilities in Taraz, one base station site and building in Chimkent and a base station building in Karaganda.

     In November 1997, the official political capital of Kazakhstan was moved from Almaty to Astana. Although ALTEL does have a presence in Astana, the long-term effect of this move on ALTEL's business remains uncertain. For example, ALTEL could need to incur the cost of moving its administrative functions to Astana. Currently, both the number of customers in Astana and the traffic between Almaty and Astana are increasing, but there is a risk that the move could result in reduced cellular activity in Almaty in the future.

  PRODUCTS AND SERVICES

     ALTEL customers may choose from three types of cellular service: service within a single city, service within Kazakhstan as a whole, and full service including international access. Optional services include call waiting, three party conferencing, call forwarding, voice mail and busy transfer. ALTEL markets cellular telephones and related equipment manufactured by Motorola and Philips.

     ALTEL offers a roaming facility between the home city of the subscriber and other cities served by the ALTEL network. In addition, as of December 31, 1998, ALTEL had established roaming agreements with a total of 18 other cellular operators, including: (i) BEELINE (Vimpelcom) in Moscow and Samara; (ii) Fora in St. Petersburg; (iii) Digital Sotovaya Svyaz in the Ukraine; (iv) Katel in Kyrgyzstan; and (v) Uzdunrobita in Uzbekistan.

     ALTEL introduced a prepaid cellular service in Almaty in August 1998 (under the name "TUMAR"), thereby adding to its existing service offerings. ALTEL expects to introduce the prepaid service in additional regions, include Astana, during 1999. In addition to further reducing the potential for bad debts, this system also permits ALTEL to market a portable unit having fewer features and more economical pricing, thus enabling ALTEL to expand into a new and potentially much larger market segment than that to which it has addressed its marketing efforts to date. As of December 31, 1998, TUMAR had 6,964 active subscribers.

     ALTEL markets its cellular services through its own outside direct sales force, which targets corporate and government accounts and high volume consumers, together with customer service centers. Although ALTEL's standard service includes individuals, it has most appeal to businesses which constitute around 90% of the customer base. In contrast, the TUMAR prepaid services are targeted almost exclusively to middle income domestic individuals (including students). With this differentiation, ALTEL believes that it has broad appeal across the community.

     ALTEL does business under the registered trade names "ALTEL" and "TUMAR" and features these names in all of its marketing and promotional activity. ALTEL uses a variety of marketing channels to promote its services, including television, radio, newspapers, billboards and sponsorship of concerts and other popular events. ALTEL believes that both the identification of the "ALTEL" and "TUMAR" trade names with its services, and its marketing activities, have been effective in stimulating demand for its products and services.

  OPERATIONS

     Billing and Tariffs

     Tariffs for ALTEL customers are posted in U.S. Dollars. Government regulations determine the currency in which invoices may be paid, which depends upon the residency status of the customer. Domestic subscribers may pay only in Tenge, while foreign subscribers are permitted to pay in Tenge or U.S. Dollars. Commencing March 1998, ALTEL is now required to issue a tax invoice with each bill stating the amount in Tenge as of the billing date. However, to date, ALTEL has still been able to receive payment in Tenge at the U.S. dollar exchange rate on the date payment is made.

     Under the terms of its license, ALTEL is free to establish the rates for all cellular services provided on its network, without prior approval from the KMOC. ALTEL's pricing is subject to review by the Kazakh Anti-Monopoly Commission. ALTEL currently employs one pricing structure for all of its customers, but Kazakh government agencies are offered a 25% discount on activation and a 35-40% discount on monthly access fees and airtime charges. Currently, ALTEL has 123 subscribers in this category and management does not expect this number to increase significantly over time.

     A new ALTEL subscriber currently pays a one-time activation fee and makes a security advance to cover monthly fees and usage charges which depends on whether the subscriber has international, inter-city or local access, respectively. Non-residents of Kazakhstan pay higher security advances. Monthly access fees vary depending on whether the customer chooses local service alone, inter-city service or full international service. Basic usage charges vary between peak and off-peak calls, plus the applicable tariffs for international and inter-city calls. In addition, there is a monthly fee for each optional service, including call waiting, three party conferencing, call forwarding, itemized billing and busy transfer. ALTEL also charges its subscribers a fee for the ability to roam to other regional cities. ALTEL periodically offers special tariff-related promotions which include discounts on certain elements of the tariff schedule when packaged together. In addition, certain customers are offered volume discounts on the tariff schedule. ALTEL has also introduced air-time tariff plans, providing discounts to users, based on the periods that they intend to use the phone and whether their calls are predominantly incoming or outgoing. All tariffs include VAT at the rate of 20%.

     The basic connection fee for the TUMAR prepaid service is a one time fee, depending on whether the customer provides the handset or if the customer purchases the handset from ALTEL. No monthly access fees are charged to TUMAR customers, and the usage charges are higher for outgoing calls than they are for incoming calls, but do not vary depending on the time the call is made or received. TUMAR introduced a new tariff plan in February 1999, with a connection fee, a per day usage charge and a charge for outgoing calls, but no charge for incoming calls. TUMAR expects to introduce discounts to its air-time tariffs during March 1999. TUMAR customers can currently only make local calls within Almaty.

     ALTEL's tariffs have been recently revised in light of competition from the GSM licenseholders, which have offered low introductory tariffs to attract customers. ALTEL expects that competition from the GSM operators will continue to exert downward pressure on the tariffs for both ALTEL and TUMAR.

     Interconnection

     ALTEL is dependent on its interconnection to networks operated by Kazakhtelekom for the completion of its local, long distance and international calls. ALTEL pays an annual license fee to the KMOC in lieu of all frequency or interconnection charges, equal to up to 6% of its after-tax profits as calculated by the Kazakh statutory audit. ALTEL pays Kazakhtelekom a tariff in respect of local calls, and enjoys a preferential tariff in respect of long distance and international calls which provides ALTEL with an average margin of 25% on such calls. Kazakhtelekom has recently been authorized, in connection with its appointment as the exclusive operator of the Kazakh national network, to levy interconnection charges, and to do this on a basis which yields it a profit. There can be no assurance that Kazakhtelekom will not use this authority to start assessing interconnection charges against ALTEL, notwithstanding that ALTEL is already paying a license fee expressly stated to be in lieu of interconnection charges.

  TELECOMMUNICATIONS LICENSE

     ALTEL holds a 15-year renewable license issued in February 1994 for the creation and operation of cellular communications networks in Kazakhstan for local, long distance and international calling, using the 800 MHZ frequency band and "AMPS" technology. Under the terms of the license ALTEL was required to provide cellular services to Almaty and ten to twelve additional regional centers by the end of 1996, a condition which has been met. See "-- Network and Facilities."

     The license specifies that ALTEL is to be the exclusive provider of cellular service in Kazakhstan for the first five years of the license term, a period which expired in February 1999. The license is transferable upon approval by 75% of ALTEL's shareholders.

     In 1998, before the expiration of the exclusivity period, ALTEL commenced discussions with the KMOC on substituting a new license with revised terms for its existing license. One aspect of such new license would have been the elimination of the exclusivity provisions in return for other concessions, including an extension of the basic term of the license. Although the exclusivity period has since expired according to the terms of the license, ALTEL and the KMOC are continuing to discuss the terms of a new license for ALTEL.

  EQUIPMENT AND OTHER OPERATING AGREEMENTS

     ALTEL purchased from Motorola the infrastructure equipment required for the cellular systems to be installed in Almaty and eighteen other regional centers throughout Kazakhstan. Pursuant to a separate agreement, Motorola agreed to furnish services with respect to the equipment, which included system design, installation, optimization, system engineering, program management, software maintenance and on-site switch maintenance.

     Both agreements expire in May 1999. Motorola and ALTEL are currently in discussions regarding a new agreement.

  EMPLOYEES

     As of December 31, 1998, ALTEL had 340 employees, all of whom were full-time. Of these employees, 337 were Kazakh nationals and three were expatriate managers. The number of employees involved in branch operations was
140. None of its employees is subject to a collective bargaining agreement. ALTEL believes that its relations with its employees are good.

  COMPETITION

     Until 1998, ALTEL was the only licensed national cellular operator in Kazakhstan. In 1998, the KMOC awarded two licenses for the development of a national GSM network in Kazakhstan. One license was issued to Kcell, a joint venture of TurkCell and Kazakhtelekom, and the other license was issued to Kmobile, a joint venture of Telsim, a Turkish company, and local Kazakh interests. Active marketing was begun by Kcell in early February 1999 and by Kmobile in mid-February 1999. Management of ALTEL currently believes that, by virtue of its cost structure and its market penetration to date, together with its recently introduced prepaid service, it is in a good position to compete with the new GSM operations. However, ALTEL is currently assessing the impact of the GSM licenses on its business, and there can be no assurance that ALTEL will in fact be able to compete successfully with the new licensees.

  OWNERSHIP AND MANAGEMENT

     Ownership Structure

     The other 50% interest in ALTEL is currently held by Kazakhtelekom, a joint stock company which is owned by the government of Kazakhstan and which operates the public telephone network in that country (the authority to operate such network having been recently confirmed by the grant to Kazakhtelekom of specific authority to act as the exclusive operator of the public network in Kazakhstan and as representative of the Kazakh government in international telecommunications matters).

     Relationship with Other Equity Holders

     The relationship between the Company and Kazakhtelekom is governed principally by the terms of a joint venture agreement entered into in December 1993. The agreement sets forth the respective capital contributions of the parties. In the case of the Kazakh partner, these consisted of the cellular license and frequencies, as well as all physical facilities required for the operation of the cellular network. As required, the Company contributed cash, equipment, property and services with an aggregate value of $20.0 million by February 1995. The Company has no obligation to make any additional contributions. Should the board of directors of ALTEL determine that ALTEL requires an additional capital contribution, then each shareholder will be required to contribute its proportionate share of the capital contribution or face dilution.

     Each ALTEL shareholder has the same voting, distribution and liquidation rights, except that upon a liquidation, the Company is entitled to receive out of any distributions the first $20.0 million for its capital contribution plus any subsequent capital contributions not matched by Kazakhtelekom.

     Under current Kazakh legislation, neither party is permitted to sell, assign, pledge or otherwise transfer its equity interest in ALTEL without first offering such interest to the other party.

     ALTEL and Kazakhtelekom entered into an interconnection agreement pursuant to which Kazakhtelekom agreed to provide ALTEL with access to the public switched telephone network in Kazakhstan for the fifteen year term of ALTEL's current license free of charge (but subject to payment of certain charges to local operators for carriage and termination of calls from ALTEL's network). While there is no reason to suppose that Kazakhtelekom will not honor this commitment, the loss of, or any significant limitation on its access to the network could have a material adverse effect on the operations of ALTEL.

     While the Company may have the power, pursuant to the management structure described below, to direct the operations or determine the strategies of ALTEL, management believes that it is unlikely, in view of the pivotal importance of Kazakhtelekom to the business of ALTEL, that any significant initiatives would be undertaken by the Company without the consent of Kazakhtelekom. To date, Kazakhtelekom has not used its position to undermine initiatives proposed by the Company, nor to cause ALTEL to take any action to the Company's detriment; however, there can be no assurance that it will not do so in the future.

     It is not known what effect on ALTEL, or its license or business, the recent designation of Kazakhtelekom as the exclusive operator of the public network will have. In addition, Kazakhtelekom is a participant in one of the joint ventures which was recently granted a national GSM license in Kazakhstan and it remains unclear what impact this participation will have on ALTEL's business. All of these developments will present new uncertainties and challenges for ALTEL. See "-- Risk Factors -- Risks Involving ALTEL."

     In connection with the grant of its telecommunications license in 1994, the Company agreed to lend the KMOC up to $3 million on commercial terms for use for various KMOC projects. During 1995, PLD advanced $3 million to Monogram Finance Group Limited ("MFGL") in exchange for a convertible promissory note due on February 20, 2000. The note is convertible at any time prior to February 29, 2000 into common stock of MFGL representing 50% of its total issued and outstanding common stock. Its sole asset is an agreement to acquire a 50% interest in Monogram Telecommunications Limited, a Bermuda company ("MTL"). MTL has an agreement to acquire 100% of an Irish company known as Kazakhstan Telecommunications Development Corporation Limited ("KTDC"). KTDC has agreed in principle with the government of Kazakhstan to assist the government in connection with the privatization of Kazakhtelekom. While the Company believes that this arrangement satisfies the commitment given by the Company to the KMOC, there can be no assurance that the KMOC will not still call upon the Company to advance, and that the Company will not be obligated to pay, the $3 million.

     Management

     ALTEL is currently managed by a board of directors consisting of six members, three designated by Kazakhtelekom and three by the Company. The Company designates the Chairman of the Board who has a casting vote in the event of a tie vote. At least four members of the board are required to approve any of the following actions: amendment of ALTEL's charter, dissolution, voluntary bankruptcy, approval of the annual budget, acquisition of assets or businesses in excess of $5 million or any disposition or transfer of the ALTEL license, other investments in excess of $1 million or incurring indebtedness in excess of $2 million. These arrangements cannot be changed without the Company's consent. Accordingly, while there may be some question about the enforceability of these arrangements, the Company believes that it has the ongoing ability to make all significant strategic, operating, financing and investing decisions on behalf of ALTEL through the arrangements described above, although it is not likely that it would choose to take action without the approval of Kazakhtelekom.

     ALTEL has two co-chief executive officers ("Co-CEOs") and a treasurer who is also the chief financial officer ("CFO"), and may appoint other officers as the board determines. In addition, ALTEL has a chief Kazakh financial officer ("CKFO") who reports directly to the CFO and who is responsible for accounting matters under Kazakh law as well as serving as a liaison between ALTEL and the Kazakh tax authorities. One of the Co-CEOs and the CKFO are appointed by the directors who are designees of Kazakhtelekom and the other Co-CEO and the CFO are appointed by the directors who are designees of the Company. The Co-CEO appointed by the Company directors has the ultimate responsibility for the management of ALTEL, subject to the authority of the board of directors.

     The current officers are as follows:

Rex Power.................................................  Co-Chief Executive Officer
Maxut Sauranbekov.........................................  Co-Chief Executive Officer
Michael Leaver............................................  Chief Financial Officer

     Rex Power joined ALTEL in June 1997. He is a registered chartered engineer and a registered European engineer. Prior to joining ALTEL, he worked for Cable & Wireless for over 30 years, mostly in overseas assignments, including management positions in Nigeria, Saudi Arabia and Macau. Additional positions with Cable & Wireless included Regional Business Manager for the Bermuda, Caribbean and Atlantic Islands Region and General Manager, Eastern Russia/Director, Special Projects in the Northeast Asia Region, Hong Kong and Japan.

     Maxut Sauranbekov became Co-Chief Executive Officer of ALTEL in June 1997. He joined ALTEL in October 1994 as Vice President for Marketing, Sales and Customer Service and then served as Vice President for Corporate Affairs. Prior to joining ALTEL, he worked for eight years in various other commercial and financial ventures.

     Michael Leaver joined ALTEL as Chief Financial Officer in April 1998. From 1995 until joining ALTEL, he was Deputy General Director of Uralwestcom, a cellular telephony operator in Yekaterinburg. Previously, Mr. Leaver was the Financial Director for Kiev Tetra Pak, a Ukrainian joint venture, for three years during its start-up phase.

     Recent changes in applicable Kazakh legislation will require that the management arrangements described above will need to be revised. However, although it seems clear that the existing arrangements cannot be completely preserved in their present form, because of the imprecision in some of the drafting and also because of the lack of precedents due to the newness of the legislation, it is difficult to state to what extent these arrangements will need to be revised. In addition, ALTEL is actively exploring the option of converting to a different legal form which may permit the preservation of, if not all, at least a substantial portion of the management arrangements described above in their current form. ALTEL does not expect to resolve this issue before the middle of 1999.

     ALTEL entered into Consulting and Information Services Agreements with PLD and Kazakhtelekom, each dated January 1, 1998, pursuant to which such parties provide certain consulting, information, management services and personnel expertise to ALTEL. In consideration for these services, ALTEL pays consulting fees, in the case of PLD, of $25,000 per month plus 3.4% of ALTEL's gross revenues, and, in the case of Kazakhtelekom, of 300,000 Tenge per month plus 1% of ALTEL's gross revenues. These contracts are each for a one year term automatically renewable for successive one year periods unless terminated by either party.

RISK FACTORS

     This document contains certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include certain information relating to political, social and economic conditions in the countries of the former Soviet Union and the Commonwealth of Independent States, the commencement of certain programs and the proposed offering of certain services by the Company's operating subsidiaries, proposed changes in the Company's corporate structure and centers of operations and interpretations and actions of certain regulatory authorities, including in Kazakhstan, as well as information contained elsewhere in this Report where statements are preceded by, followed by or include the words "believes," "expects," "anticipates" or similar expressions. For such statements the Company claims the protection of the safe harbor for forward-looking statements contained in the private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, those discussed elsewhere in this Report and in the documents incorporated herein by reference. Furthermore, this document constitutes a Year 2000 Readiness Disclosure Statement, and the statements herein are subject to the Year 2000 Information and Readiness Disclosure Act, and the Company hereby claims the protection of such Act for this document and all information contained herein.

  COUNTRY RISKS

     General. Foreign companies conducting operations through affiliates in Kazakhstan face significant political, economic, currency, legal and social risks. For example, a report released February 20, 1997 by the United States Embassy in Moscow on the commercial environment in the Russian Federation listed the following general difficulties affecting trade and investment in the Russian Federation, most of which are also encountered in Kazakhstan, and some or all of which could affect the ability of the Company or ALTEL to conduct or realize income from their businesses:

     - ownership disputes

     - high taxes, and a frequently changing tax regime

     - high operating costs

     - lack of systematic and accessible credit information

     - corruption and commercial crime

     - financial illiquidity of many firms

     - changing requirements from regulatory bodies

     - lack of market information

     - an infant commercial legal framework

     - cultural and language differences

     - infrastructure problems

     - payments, arrears and frozen accounts

     - frequent changes in governmental personnel

     Political Risks. The political situation in Kazakhstan is characterized by one-man rule by President Nursultan Nazarbayev who demonstrates considerable political power. While such concentration of power may at times be perceived as providing a stabilizing influence, it also increases the risk of nepotism, arbitrary decision-making and significant policy changes in the event of succession.

     Russian Economic and Political Turmoil. During 1998 there was considerable turmoil and uncertainty in the Russian financial markets, prompted in large part by a drop in commodity prices and economic problems in Russia, together with the crisis in the Asian financial markets which began in late 1997. These developments were accompanied by a substantial decline in the Russian stock market. These developments led the Russian government to raise interest rates significantly and to seek special assistance from the International Monetary Fund. In August 1998, the Russian government announced a substantial widening of the trading band in which the Russian Rouble would be permitted to float, together with a moratorium on certain foreign debt payments. Thereafter the Rouble dropped substantially in value and traded outside of the high end of the band, and the Russian government did not intervene to stop this trading, thereby effectively acquiescing to a major devaluation of the Rouble. In the latter part of 1998 and the first months of 1999, the Rouble has further declined in value and this process is expected to continue.

     Also in August 1998 the Russian government announced a 90-day moratorium on debt repayments. This moratorium caused considerable difficulties for Russian banks and businesses with hard currency obligations, as well as significantly impairing the ability of such banks and businesses, as well as the Russian government itself, to access the Western capital markets. The difficulties experienced by the Russian banks in turn caused difficulties for their customers, as bank transfers and deposits were frozen in many cases. The Russian government itself has effectively defaulted on substantial amounts of its debt, and is engaged in negotiations with Western banks and institutions (which reach back several months) to restructure this indebtedness. Continuation of these conditions for any significant period of time could have serious long-term effects on the Russian economy. At the present time, it is impossible to predict whether or when any resolution of these problems is likely.

     In August 1998, the Russian government experienced a significant upheaval, with the dismissal of the reformist government led by Sergei Kiriyenko and its replacement by one led by Yevgeny Primakov. The Primakov government did not propose a plan to address Russia's economic and financial difficulties, one result of which has been to cause the International Monetary Fund to delay further assistance to the Russian government. In May 1999, another political upheaval occurred, when President Boris Yeltsin dismissed the Primakov government and selected Sergei Stepashin as the new Prime Minister. It is too soon to predict what policies will be adopted by the new Stepashin government. This most recent governmental reshuffling creates increased uncertainty about the future political situation in Russia, which in turn creates additional concern about the ability of the government to deal with the many problems currently afflicting the Russian economic system.

     At the present time, it is not possible to predict the complete effect of the continuing economic, financial and political difficulties in Russia, although they have made for a difficult business environment in Russia and Kazakhstan. The Company is not yet able to predict the effects of the ongoing difficulties on its results for 1999, but the continuing economic difficulties in Russia will likely continue to have an adverse effect on the Company in current and future reporting periods, and there can be no assurance that such adverse effects will not be material.

     Economic Risks -- Uncertain Pace of, and Difficulties Experienced in, Economic Reform; Reliance on Foreign Economic Aid. Until recently, the Kazakh economy was administered by the central authorities of the former Soviet Union. Following the collapse of those authorities and the command economy they managed, the government of Kazakhstan sought to implement policies designed to introduce a free market economy into its country. While these policies have met with some success, the economy of Kazakhstan has been characterized by high unemployment, high rates of business failure, the deterioration of certain sectors of the economy, high government debt relative to gross domestic product and declining real wages. Real economic improvement has been limited to Almaty. No assurance can be given that policies to introduce or support a free market economy will continue to be implemented in Kazakhstan, that it will remain receptive to foreign investment or that the Kazakh economy will stabilize. The failure of any of these to occur could have a material adverse effect on the Company.

     -- Limited Experience with Free Market Economy. Kazakh businesses have limited operating history in free market conditions and have had limited experience compared with Western companies with the entering into and performance of contractual obligations. Accordingly, as compared to Western companies, such businesses are often characterized by management that lacks experience in responding to changing market conditions and limited capital resources with which to develop their operations. In addition, Kazakhstan has limited infrastructure to support a market system, and banks and other financial systems are not well developed or well regulated. Businesses therefore may experience difficulty in obtaining working capital facilities. Moreover, the Kazakh banking system has faced and may encounter in the future liquidity crises as well as other problems arising as a result of under-capitalization of the banking sector as a whole. The experiences gained from the financial and banking crisis in Russia in the last two quarters of 1998 demonstrate how fragile the Russian banking system is, and at the same time how dependent Western investors are on such system. While Kazakhstan has not experienced a similar crisis, there is the potential for such a crisis in that country and the effects of any such crisis would likely be as severe.

     Restrictions on Currency Conversion; Historical Volatility in Currency Prices. The Kazakh Tenge is not convertible outside of Kazakhstan.

     In Kazakhstan, a market exists for the conversion of Tenge into other currencies, but it is limited in size and is subject to rules limiting the purposes for which conversion may be effected. The history of trading in the Kazakh Tenge against the U.S. Dollar has been characterized by significant declines in value and considerable volatility, although the Kazakh Tenge experienced relative stability against the U.S. dollar during 1996 and 1997. However, after remaining relatively stable during 1998, the Kazakh Tenge has lost significant value in the first six months of 1999, reflecting concerns about the health of the country's economy and a decision by the government of Kazakhstan to cease providing support for its currency.

     In general, ALTEL posts its tariffs in U.S. Dollars, and receives payment in Tenge at the U.S. dollar exchange rate prevailing on the date of payment. ALTEL faces an exchange risk to the extent that it experiences any difficulty in converting the Tenge payment received into U.S. Dollars. In addition, it faces a risk that the Tenge weakens against the U.S. Dollar during the period between the customer instructing its bank to pay ALTEL and the day the payment is actually received by ALTEL. Historically, this time period has been short and the exchange risks arising from this particular issue have therefore been minimal.

     All of these factors, and others, may serve to increase the Company's exposure to foreign exchange losses in the future, the effect of which cannot currently be predicted. No assurance can be given that ALTEL will be able to continue to post its tariffs in U.S. Dollars and collect payments in Tenge in amounts determined by reference to the value of the U.S. Dollar, or that it will continue be able to process such payments without banking delays or to exchange Tenge for U.S. Dollars without significant difficulties, delays or costs.

     It is not practical or economical for the Company to hedge its exchange risks. See "Quantitative and Qualitative Disclosure About Market Risk." Any of these factors, in conjunction with further declines, or volatility, in the value of the Tenge against the U.S. Dollar, could have a material adverse effect on the Company. See also "-- Risks Involving the Company -- Currency Controls."

     Legal Risks -- Underdeveloped Legal System. Kazakhstan lacks a fully developed legal system. Kazakh law is evolving rapidly and in ways that may not always coincide with market developments, resulting in ambiguities, inconsistencies and anomalies, and ultimately in investment risk that would not exist in more developed legal systems. Furthermore, effective redress in Kazakh courts in respect of a breach of law or regulation, or in an ownership dispute, may be difficult to obtain.

     Risks associated with the Kazakh legal system includes: (i) the untested nature of the independence of the judiciary and its immunity from economic, political or nationalistic influences; (ii) the relative inexperience of judges and courts in commercial dispute resolution, and generally in interpreting legal norms; (iii) inconsistencies among laws, presidential decrees and governmental and ministerial orders and resolutions; (iv) often times conflicting local, regional and national laws, rules and regulations; (v) the lack of judicial or administrative guidance on interpreting the applicable rules; (vi) retroactive changes in laws and regulations; and (vii) a high degree of discretion on the part of government authorities and arbitrary decision-making which increases, among other things, the risk of property expropriation. The result has been considerable legal confusion, particularly in areas such as company law, property, commercial and contract law, securities law, foreign trade and investment law and tax law. No assurance can be given that the uncertainties associated with the existing and future laws and regulations of Kazakhstan will not have a material adverse effect on the Company. In addition, there is no guarantee that a foreign investor would obtain effective redress in any court. No treaty exists between the United States and Kazakhstan for the reciprocal enforcement of foreign court judgments.

     Furthermore, the relative infancy of business and legal cultures in Kazakhstan are reflected in the inadequate commitment of local business people, government officials, agencies and the judicial system to honor legal rights and agreements, and generally to uphold the rule of law. Accordingly, the Company may, from time to time, confront threats of, or actual, arbitrary or illegal revision or cancellation of its licenses and agreements, and face uncertainty or delays in obtaining legal redress, any of which could have a material adverse effect on the Company.

     Social Risks. The political and economic changes in Kazakhstan since the break-up of the former Soviet Union have resulted in significant social dislocations, as existing governing structures have collapsed and new ones are only beginning to take shape. The resulting broad decline in the standard of living has often resulted in substantial political pressure on the government to slow or even reverse the economic policies currently being pursued. In addition, such decline in the standard of living has led in the past, and could lead in the future, to labor and social unrest. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism (with restrictions on foreign investment in the Kazakh economy) and increased violence, any of which could have a material adverse effect on the Company.

     In addition, the local and international press have reported significant organized criminal activity, particularly in large metropolitan centers, directed at revenue-generating businesses, and an increased integration of organized crime with major international criminal organizations. A substantial increase in property crime in large cities has also been reported. Finally, the local and international press have reported high levels of official corruption in Kazakhstan. No assurance can be given that organized or other crime or claims that the Company or

ALTEL has been involved in official corruption will not in the future have a material adverse effect on the Company.

     Official Data Reliability. The official data published by the Kazakh government and its agencies are substantially less complete or reliable than those of Western countries, and there can be no assurance that the official sources from which certain of the information set forth herein has been drawn are reliable. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Kazakhstan herein must therefore be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

  RISKS INVOLVING THE COMPANY

     Guarantee of PLD Debt. As it has disclosed in its Annual Report on Form 10-K, PLD has significant debt service requirements, including the payment of interest on the Senior Notes and the Convertible Notes and amounts owing to The Travelers Insurance Company and The Travelers Indemnity Company (together, the "Travelers Parties"), and PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of the Senior Notes and the Convertible Notes under the terms of the related indentures and of the amounts owing to the Travelers Parties.

     While an agreement has been reached with the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of PLD's merger with MMG. If the merger did not close, PLD would remain obligated to pay the interest on the Senior Notes and the Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make the interest payments on the Senior Notes and the Convertible Notes could result in a default under and acceleration of those Notes for which the Company serves as guarantor. In addition, PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company under its guarantee of the amounts due to the Travelers Parties, as well as resulting in a cross-default under and acceleration of the Senior Notes and the Convertible Notes.

     Any such events would have a material adverse effect on the Company and would raise substantial doubt about the Company's ability to continue as a going concern.

     Year 2000. While the Company believes that ALTEL should not encounter material problems as a result of its own equipment not being Year 2000 compliant, it may encounter disruptions in service as a result of noncompliance on the part of other traffic carriers, particularly those in Russia and other C.I.S. countries on which it is dependent for the completion of its calls. The Company believes that the Year 2000 compliance of the Russian and other C.I.S. parties with which ALTEL interacts appears to be substantially behind that of Western parties, and that it is unlikely that those parties will be able to become fully Year 2000 compliant, given the limited amount of time left for this, and the severe funding constraints faced by those parties. Accordingly, there is a significant risk that the ALTEL may experience disruptions in its operations as a result of its C.I.S. interconnect partners not being able to complete calls or pass traffic to ALTEL. Additionally, the billing systems of those interconnect partners may also be disrupted, resulting in those partners being unable to make timely settlements with ALTEL. All of these items have the potential to adversely impact the operations of ALTEL, and such adverse impact, on both the business of ALTEL and the Company's own financial results, may be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

     Holding Company Structure; Barriers to Realizing Cash from Subsidiaries. As a holding company that conducts virtually all of its business through ALTEL, the Company has essentially no source of cash other than distributions and other payments from ALTEL. The ability of ALTEL to make payments to the Company may be constrained by: (i) its own ability to generate sufficient cash from its operations; (ii) the level of taxation, particularly corporate profits and withholding taxes, in Kazakhstan; (iii) exchange controls and repatriation restrictions in effect in Kazakhstan; and (iv) the ownership interests of the other investors in ALTEL.

     Taxation. Taxes payable by Kazakh companies are substantial and include value-added taxes ("VAT"), excise taxes, export taxes and income taxes. The tax risks of investing in Kazakhstan can be substantial. Obtaining the benefits of any relevant tax treaties can be extremely difficult due to the documentary and other requirements imposed by the Kazakh authorities and the unfamiliarity of those administering the tax system with the international tax treaty system or their unwillingness to recognize the treaty system. The need to deal with these issues may negate or impair tax planning initiatives undertaken by the Company to reduce its and its subsidiaries' overall tax obligations. Furthermore, the taxation system in Kazakhstan is at an early stage of development and is subject to varying interpretations, frequent changes and inconsistent and arbitrary enforcement. In certain instances, new taxes and tax regulations have been given retroactive effect.

     Currency Controls -- Risks of Changing Regulatory and Administrative Environment. While applicable legislation in Kazakhstan currently permits the repatriation of profits and capital and the making of other payments in hard currency, the ability of the Company to repatriate such profits and capital and to make such other payments is dependent upon the continuation of the existing legal regimes for currency control and foreign investment, administrative policies and practices in the enforcement of such legal regimes and the availability of foreign exchange in sufficient quantities in Kazakhstan.

     The Company's ability to repatriate distributions and other payments in hard currency will be dependent upon the continued ability of ALTEL to bill its customers in the U.S. dollars or the equivalent amount of Tenge, as well as its ability to exchange freely Tenge receipts into U.S. dollars. There can be no assurance that, because of changes in Kazakh currency regulations, and/or because of a recurrence of the financial, banking and currency crises which afflicted the Russian Federation in the latter part of 1998, the Company's ability to fully and/or on a timely basis realize benefits from ALTEL through the receipt of hard currency payments will continue.

     -- Possible Effects of Currency Controls and Regulations on the Company's Ability to Meet its Obligations. There can be no assurance that, due to the risks outlined above, the Company will not experience difficulties or delays in receiving cash flows from ALTEL. Any such difficulties or delays could materially affect the Company's ability to make payments on its outstanding obligations (including its guarantees of PLD's Senior Notes and Convertible Notes) and could result in defaults under those obligations. In addition, the Company's ability to meet its working capital requirements or to declare and pay dividends to its shareholder could be adversely affected by any cash flow restrictions experienced by the Company.

     Absence of Complete Control; Dependence on Local Partners. The Company's principal asset is its 50% interest in ALTEL. While PLD and the Company may have the ability to direct the operations or determine the strategies of ALTEL under the terms of its constituent documents, the enforceability of some of the Company's rights is uncertain. See "-- Country Risks -- Legal Risks." Further, the other shareholders may, as a practical matter, be able to impede the Company's ability to exercise effective control. In addition, PLD and the Company would be unlikely to take significant initiatives without the approval of Kazakhtelekom. See "-- Ownership and Management." ALTEL is dependent on continued access, on favorable terms, to the facilities of Kazakhtelekom, and this may adversely affect the Company's ability to rely on its legal rights to influence the conduct of the business of ALTEL. In summary, the absence of complete legal control by PLD and the Company over the operations of ALTEL, coupled with the dependence of ALTEL on continued access to the facilities of Kazakhtelekom, could have a material adverse effect on the Company. Finally, ALTEL is a restricted subsidiary under the Senior Note Indenture and the Convertible Note Indenture, and PLD is required by the terms of such indentures not to permit its restricted subsidiaries to violate the various covenants contained in such Indentures. There can be no assurance that the Company will always be in a position to comply with this obligation, and its failure to do so could cause a default under the Senior Note Indenture or the Convertible Note Indenture.

     Susceptibility to Political and Other Pressures. Although the Kazakh government may be limited in the extent to which it can legally direct the Company's policies, in practice it may be able to exercise significant influence. As a consequence, not only may the Company's activities be restrained if a governmental entity is not supportive, but the Company may be forced to take action to support policies or agendas of the government which are not in its commercial or other interests. In addition, in order to maintain good working relationships with its partners, the Company may need to take certain actions which may not necessarily be in its commercial or business interests.

     Competition. ALTEL is developing and operating its business in a highly competitive environment. A number of companies compete with ALTEL, many of which have access to greater financial and technical resources than ALTEL. There can be no assurance that ALTEL will be able to overcome successfully the competitive pressures to which it is subject, both in the markets in which it currently operates and in markets into which it might expand. ALTEL's cellular network in Kazakhstan could be seen as being in competition with the national network operated by Kazakhtelekom. ALTEL also faces substantial competition from operators which were recently awarded GSM licenses in Kazakhstan, one of which is a consortium which includes Kazakhtelekom.

     Potential Conflicts of Interest. The Company's principal partner in ALTEL has interests that may conflict with those of the Company. Kazakhtelekom, the public switched telephone network operator and the Company's partner in ALTEL, may be a significant competitor for ALTEL's cellular operations when it improves the telephony services it provides in Kazakhstan by upgrading its fixed wire telecommunications network. In addition, Kazakhtelekom is a participant in one of the joint ventures which was recently awarded a national GSM license in Kazakhstan.

     In light of these competing interests, and, in particular, the extent of the legal and practical control that Kazakhtelekom has over the affairs of ALTEL, Kazakhtelekom may use its influence, through the directors it appoints to the board of ALTEL or otherwise, to benefit itself or other businesses in which it has an interest at the expense of the Company and ALTEL, subject to such limited fiduciary duties as it may have under applicable law. Moreover, Kazakhtelekom is not obliged (except for such obligations as it may have under applicable law) to allocate to ALTEL corporate opportunities of which it becomes aware through the directors referred to above or otherwise. No assurance can be given that the fiduciary duty and corporate opportunity doctrines that exist under United States law will provide adequate protections to the Company against the pursuit of such conflicting interests. Kazakh law currently provide no protection in this regard. The pursuit of conflicting interests by the persons referred to above could have a material adverse effect on the Company.

     Regulatory Uncertainties. ALTEL operates in an uncertain regulatory environment. The Kazakh telecommunications system is currently regulated by the KMOC, largely through the issuance of licenses. There is currently no comprehensive legal framework with respect to the provision of telecommunications services in Kazakhstan, although a number of laws, decrees and regulations govern or affect the telecommunications sector. Further, the recently announced appointment of Kazakhtelekom as the exclusive operator of the public telephone network in Kazakhstan and/or the participation of Kazakhtelekom in one of the joint ventures recently granted a national GSM license in Kazakhstan, may lead to restructuring of the telecommunications sector in Kazakhstan, the effects of which are difficult to predict at the present time.

     The absence of adequate regulation in the telecommunications sector has meant that decisions, including the granting and renewal of licenses, may at times be made by governmental officials without reference to precedent or procedure.

     Furthermore, the introduction of regulation of tariffs, or any other type of regulation, could have far-reaching, and potentially materially adverse, effects on the Company. See "Telecommunications in the Former Soviet Union."

     Limitations on Ability to Transfer Interests. The terms of the ALTEL shareholder and joint venture agreements impose restrictions on the Company's ability to transfer its interests in ALTEL and give the other shareholder in ALTEL certain pre-emptive and other similar rights. It is likely that the Company's ability to transfer its interests in other future investments will be similarly limited. The restrictions on, and other provisions relating to the sale of these interests, and the lack of liquidity in the market for interests the Company now holds or may acquire, may impede their resale by the Company. While it may be possible to arrange for negotiated sales with one or more buyers, the Company may not be able to realize value from these interests, on acceptable terms, in a timely manner or at all.

  RISKS INVOLVING ALTEL

     Limited Operating History. ALTEL was formed in January 1994 and commenced commercial operations in September 1994. Although ALTEL generated profits for the years ended December 31, 1997 and 1998, there can be no assurance that ALTEL will be able to generate sufficient revenues or control its costs sufficiently to remain profitable in the future.

     Reliance on Telecommunications License. ALTEL's business is dependent on the 15-year renewable license issued in February 1994 for the creation and operation of cellular communications networks in Kazakhstan for local, long distance and international calling, using the 800 MHZ frequency band and "AMPS" technology. Under the terms of the license ALTEL was required to provide cellular services to Almaty and ten to twelve additional regional centers by the end of 1996, a condition which has been met. The license specifies that ALTEL is to be the exclusive provider of cellular service in Kazakhstan for the first five years of the license term, which period expired in February 1999. In 1998, before the expiration of the exclusivity period, ALTEL commenced discussions with the KMOC on substituting a new license with revised terms for its existing license. One aspect of any such new license would have been the elimination of the exclusivity provisions in exchange for other concessions. Although such exclusivity has since terminated according to the terms of the license, ALTEL and the KMOC are continuing to discuss the terms of a new license for ALTEL. See "-- ALTEL -- Telecommunications License." Although such discussions are continuing, there can be no assurance that any new license issued by the KMOC will not contain revised terms which are detrimental to ALTEL's business.

     Issuance of Additional Telecommunications Licenses. Until 1998, ALTEL was the only licensed national cellular operator in Kazakhstan. In 1998, the KMOC awarded two licenses for the development of a national GSM network in Kazakhstan. One license was issued to Kcell, a joint venture of included TurkCell and Kazakhtelekom, and the other license was issued to Kmobile, a joint venture of Telsim, a Turkish company, and local Kazakh interests. Active marketing was begun by Kcell in early February 1999 and by Kmobile in mid-February 1999. Management of ALTEL currently believes that, by virtue of its cost structure and its market penetration to date, it is in a good position to compete with the new GSM operations. However, ALTEL has already experienced some downward pressure on its tariffs as a result of competition from the new licensees. ALTEL is currently assessing its response to the new competition, and there can be no assurance that it will in fact be able to compete successfully with the new licensees.

     Effect of Network Expansion on Management Resources; Management of
Growth. ALTEL has engaged in a significant expansion of its cellular network, from its initial base of operations in Almaty to a total of 12 cities throughout Kazakhstan as of December 31, 1998. The timing of such expansion was dictated by the terms of the license, so that in some regions it occurred at a time when economic activity in those regions was still at a sufficiently low level as to raise a question as to whether, and if so, when, cellular service in such regions will be commercially viable. Furthermore, because of the distances involved, the difficulty of hiring, training and supervising staff at remote locations and the underdeveloped nature of the business infrastructure, such as banks and professional advisers in many of the proposed locations for expansion, the establishment and provision of cellular service have presented, and will continue to present, significant challenges to the management of ALTEL, and there can be no assurance that these challenges will be met successfully in all cases. In addition, further network development is planned on a targeted basis to address key market sectors. Failure to manage the ALTEL network, and any future expansion of the network, successfully could have a material adverse effect on the Company.

     Effect of Sale of Stake in Kazakhtelekom on ALTEL and the Telecommunications Market in Kazakhstan. Since its formation, ALTEL has been 50% owned, directly or indirectly, by the government of Kazakhstan. ALTEL believes that the attitude of the government towards its operations has generally been favorable and that this has derived in some part from the government's interest in ALTEL. Currently, the government's 50% interest in ALTEL is held through Kazakhtelekom, which until May 1997 was owned 100% by the government. In May 1997, the Kazakh government announced that it had sold a 40% interest in Kazakhtelekom to Daewoo, creating considerable uncertainty as to the government's attitude towards Kazakhtelekom. In March 1998, it was reported that Daewoo had sold a portion of its stake (reported to be approximately 10%) to an unnamed third party. It was later confirmed that Daewoo had sold its entire stake in Kazakhtelekom to Kazcommertzbank, a commercial bank based in Kazakhstan. It is understood that the Kazakh government is seeking to sell a 15% stake in Kazakhtelekom to private investors. In addition, the KMOC recently issued a revised license to Kazakhtelekom specifically naming it as the exclusive national network operator in Kazakhstan, and giving it a wide range of powers to carry out this function. The Company has not yet fully assessed what impact these matters may or will have on ALTEL and its business. There can be no assurance that the government's favorable attitude towards ALTEL will continue to the same degree. Any significant change in the government's attitude toward ALTEL could have a material adverse effect on the Company.

     Dependence on Interconnect Parties. Under the terms of its license, ALTEL is entitled to interconnection free of charge to networks operated by Kazakhtelekom, the public switched telephone network operator, for the completion of its local, long distance and international calls. The loss of, or any significant limitation on, its access to such network could have a material adverse effect on the Company. Further, under its revised license, Kazakhtelekom was directed to assess interconnection charges for connection to its network, and to levy such charges on a basis which will yield it a profit. Kazakhtelekom may try to use this authority to endeavor to assess interconnection charges on ALTEL, notwithstanding the fact that its license exempts it from payment of such charges. The imposition of such interconnection charges would impact ALTEL's profitability, perhaps materially.

ITEM 2.  DESCRIPTION OF PROPERTY

     Space for most ALTEL switches, cell sites and associated equipment is provided by Kazakhtelekom. ALTEL also uses space in a Kazakhtelekom exchange building in Almaty for office and administrative purposes and leases other premises in Almaty which combines its central warehouse and a larger customer service center and retail outlet. ALTEL has also established, and will continue to establish, customer service centers in each city in which service is offered. Virtually all space for customer service centers and equipment not provided by Kazakhtelekom is leased, although ALTEL has purchased its facilities in Taraz, one base station site and building in Chimkent and a base station building in Karaganda.

ITEM 3.  LEGAL PROCEEDINGS

     None.

ITEM 4.  CONTROL OF REGISTRANT

     All of the issued and outstanding ordinary shares of the Company are held by NWE Capital (Cyprus) Limited, which in turn is 100% directly owned by PLD.

ITEM 5.  NATURE OF TRADING MARKET

     None.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Exchange Controls. Kazakhstan currently has in place relatively liberal policies governing hard currency transfers by Kazakh residents to non-residents. Residents (which generally includes all Kazakh companies and citizens resident in Kazakhstan) can use hard currency to pay non-residents (which generally includes all non-Kazakh companies and their branch offices and representative offices in Kazakhstan) for current currency transactions (generally those where payment is made within 180 days of the provision of goods or services). Payments in U.S. Dollars classified as movements of capital (which generally includes direct investments, portfolio investments, payments with respect to real estate and payments made after 180 days for goods and services) are subject to licensing by the National Bank of Kazakhstan.

     Payments between Kazakh residents must generally be made in Tenge. Kazakh companies may exchange Tenge for U.S. Dollars if they can document U.S. Dollar-denominated liabilities that are due and payable within specified periods. The National Bank of Kazakhstan does not currently require the conversion of hard currency earnings into Tenge. Tenge may not be lawfully exported from Kazakhstan or converted into other currencies outside of Kazakhstan.

     Availability of Hard Currency for Conversion Purposes. The ability of foreign investors to convert Tenge into hard currency is also subject to the availability of hard currency in the Kazakh currency markets. Although there is an existing market within Kazakhstan for the conversion of Tenge into other currencies, including the interbank currency exchange and the over-the-counter markets, the development of this market is uncertain.

     Exchange Rates. Significant fluctuations in the value of the Tenge against the U.S. Dollar and other hard currencies can also have a material impact on the value of a foreign investor's Tenge dividend income or Tenge proceeds for the sale of Tenge-denominated securities. In Kazakhstan a market exists for the conversion of Tenge into other currencies, but it is limited in size and is subject to rules limiting the purposes for which conversion may be effected. The history of trading in the Kazakh Tenge against the U.S. Dollar has been characterized by significant declines in value and considerable volatility, although the Kazakh Tenge experienced relative stability against the U.S. dollar during 1996 and 1997. After remaining relatively stable during 1998, the Kazakh Tenge has lost significant value in the first six months of 1999, reflecting concerns about the health of the country's economy as a result of Russia's economic and financial problems, and a decision by the government of Kazakhstan to cease providing support for its currency.

     Repatriation. Kazakhstan's foreign investment legislation provides that earnings from investments made by foreign investors may be freely repatriated provided that all applicable fees and taxes have been paid. However, the exchange control regime in Kazakhstan may materially affect an investor's ability to do so and may increase the cost of such repatriation. See "Business -- Risk Factors -- Risks Involving the Company -- Currency Controls."

     Impact upon the Company. The Company has not experienced particular difficulties with the Kazakh exchange control regime. Both dividends and management fees have been received by the Company and PLD from ALTEL during 1998. While there are paperwork requirements in relation to hard currency transfers, these have not delayed the making of such transfers.

ITEM 7.  TAXATION

     The Company is not subject to tax in the British Virgin Islands or elsewhere. ALTEL is subject to a number of taxes in Kazakhstan (including withholding taxes on distributions by ALTEL). Obtaining the benefits of applicable tax treaties can be extremely difficult due to the documentary and other requirements imposed by the Kazakh authorities. For example, the Kazakh tax authorities require withholding on almost any kind of out-payment, including management fees and expense reimbursements, not just items of income, and additionally specify that an exemption application be submitted in respect of every payment made (as opposed to permitting blanket exemptions), while at the same time requiring non-standard certifications from the home country taxing authority. The need to comply with these provisions may negate or impair tax planning initiatives undertaken by the Company to reduce its and ALTEL's overall tax obligations in Kazakhstan.

     In general, ALTEL is faced with a wide variety of taxes, including property taxes, advertising taxes, road taxes, housing taxes, transport taxes and education taxes. In addition, ALTEL is subject to corporate profits taxes of approximately 30%. The tax system in Kazakhstan has changed rapidly in recent years and may undergo additional changes, which may have a material adverse effect on the Company.

ITEM 8.  SELECTED FINANCIAL DATA

     The following summary consolidated financial and operating data was derived from, and should be read in conjunction with, the audited Consolidated Financial Statements of the Company and the related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, contained elsewhere herein.

                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1998       1997       1996       1995       1994
                                           -------    -------    -------    -------    -------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Operating revenues.....................  $39,548    $30,012    $19,305    $ 9,340    $ 1,198
  Operating expenses.....................   26,234     21,233     15,135     11,962      1,772
  Operating income/(loss)................   13,314      8,779      4,170     (2,622)    (2,114)
  Income/(loss) before income taxes and
     minority interest...................   13,090      8,786      4,032     (2,007)    (2,123)
  Income taxes...........................    5,916      3,648      1,547        247         --
  Income/(loss) before minority
     interest............................    7,174      5,138      2,485     (2,254)    (2,123)
  Minority interest......................    4,613      3,611      1,878         --         --
                                           -------    -------    -------    -------    -------
  Net income/(loss)......................  $ 2,561    $ 1,527    $   607    $(2,254)   $(2,123)
                                           =======    =======    =======    =======    =======
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..............  $ 1,642    $ 5,294    $ 2,733    $ 1,130    $   254
  Non-cash working
     capital/(deficiency)................      254       (300)    (1,964)     1,354       (412)
  Property and equipment, net............   29,746     23,362     22,342     16,164      4,843
  Telecommunication licenses, net........   21,581     23,693     25,800     27,906     30,013
  Total assets...........................   59,008     58,249     54,784     50,144     35,911
  Long-term debt (including advances from
     other group companies)..............       --         --         --         --      6,120
  Shareholder's equity...................   47,121     47,560     47,033     46,426     28,680

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This document contains certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include certain information relating to political, social and economic conditions in the countries of the former Soviet Union and the Commonwealth of Independent States, the commencement of certain programs and the proposed offering of certain services by the Company's operating subsidiaries, the impact of Year 2000 issues on the Company's operations and interpretations and actions of certain regulatory authorities, including in Kazakhstan, as well as information contained elsewhere in this report where statements are preceded by, followed by, or include the words "believes," "expects," "anticipates," and similar expressions. For such statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, those discussed elsewhere in the Report.

     Furthermore, this document constitutes a Year 2000 Readiness Disclosure Statement, and the statements herein are subject to the Year 2000 Information and Readiness Disclosure Act, and the Company hereby claims the protection of such Act for this document and all information contained herein.

BASIS OF PRESENTATION

     The Company's sole investment at December 31, 1998 is a 50% equity interest in ALTEL, which provides cellular services in Kazakhstan.

     The Company's ultimate parent is PLD. The parent's investment in the Company has been pushed down into the Company's consolidated financial statements and allocated to the cost of ALTEL's telecommunications license. The Company's consolidated balance sheets as at December 31, 1998 and 1997 reflect the effect of this push down accounting treatment. The cost of ALTEL's telecommunications license is amortized on a straight line basis over its term which expires in 2009.

     EBITDA is used as a measure of operating performance and is defined as earnings (or loss) from continuing operations before income taxes and minority interest plus net interest (interest expense less interest and other income) plus depreciation and amortization. It is presented as supplemental disclosure because it assists in understanding the Company's operating results. EBITDA, however, may not be comparable to similarly titled measures of other companies and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities, or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997

     Overview. For the year ended December 31, 1998, the Company reported net income of $2.6 million and operating income of $13.3 million earned on revenues of $39.5 million compared to net income of $1.5 million and operating income of $8.8 million earned on revenues of $30.0 million in 1997. EBITDA of $19.2 million in 1998 compared to $13.9 million in 1997.

     Revenues. Revenues increased 31.7% from $30.0 million to $39.5 million in 1998 reflecting the continued strong year-on-year growth in revenues achieved within ALTEL. ALTEL's number of subscribers increased to 21,395, up 10,293 over 1997. Much of ALTEL's revenue growth can be attributed to the introduction of prepaid cellular service in August 1998.

     Although still significant, ALTEL's 1998 revenue growth rate of 31.7% was down from the 55.4% achieved in 1997. The reduced rate was largely the result of a slow down in revenue growth late in the year attributable to the beginning of economic difficulties in Kazakhstan. The crisis resulted in the loss of some customers as well as reduced calling activity among businesses and individuals that remained customers.

     Management believes that revenues in 1999 are unlikely to grow at the same rate as they have in recent years given the many uncertainties in the Kazakh political and economic landscape at present. Further deterioration in the Kazakh economic situation would likely impact the Company's business adversely. See "Risk Factors". While management believes that it is taking all available measures to protect its business from the negative effects of any further problems in Kazakhstan, there can be no assurance that those measures will be successful.

     Gross profit. Gross profit increased 36.4% to $31.5 million in 1998 from $23.1 million in 1997 reflecting the revenue growth discussed above, as well as an increase in the Company's gross margin, as a percentage of revenues, from 77.0% in 1997 to 79.7% in 1998. Margins are generally expected to come under pressure in 1999 due to increased competition faced by ALTEL.

     General and administrative expenses and management fees. General and administrative expenses include salaries, sales and marketing and overhead expenses. Management fees were paid to PLD and Kazakhtelekom. Combined, these expenses increased 31.0% from $8.7 million in 1997 to $11.4 million in 1998 and were required to fuel continued revenue growth and expand product offerings within ALTEL.

     Depreciation and amortization. Depreciation and amortization increased 18.9% in 1998 to $6.3 million from $5.3 million in 1997. The increase reflects the investment of over $10.5 million in capital equipment in 1998 as well as a full year's depreciation on assets placed in service in 1997. Depreciation will continue to grow as a result of further anticipated investments in capital equipment in 1999, albeit at a slower pace than seen in prior years. Included in both the 1998 and 1997 figures is a $2.1 million amortization charge related to the telecommunications license held by ALTEL which is being amortized over its remaining term which expires in 2009. As a percentage of revenues, these expenses decreased from 17.7% in 1997 to 15.9% in 1998 and should continue to decrease as ALTEL completes the build-out of its network.

     Taxes other than income taxes. Taxes other than income taxes, which include road tax, property tax, employee-related taxes, etc., increased 25.0% from $0.4 million in 1997 to $0.5 million in 1998. This reflects the overall growth during the year in the operating businesses' revenues, earnings, number of employees, etc. on which such taxes are based.

     Interest and other income. Interest and other income earned in 1998, primarily on cash balances held by ALTEL, remained unchanged from 1997 at $0.2 million.

     Foreign exchange loss. The foreign exchange loss in 1998 of $0.4 million compared with the $0.2 million loss recorded in 1997 and was the result of unfavorable movements in the tenge, vis-a-vis the U.S. dollar, as applied to ALTEL's tenge denominated net monetary assets. The Company has sought, and will continue to seek, to limit the effects of such conditions by minimizing the amount of tenge balances held by ALTEL and by taking measures to accelerate collection and currency conversion procedures in so far as this is possible in the current banking and legislative environment.

     Income taxes. Income taxes increased from $3.6 million in 1997 to $5.9 million in 1998 reflecting the overall improvement in the pre-tax earnings of ALTEL in 1998.

     Minority interest. Minority interest of $4.6 million in 1998 was based on the 50% minority interest in ALTEL applied to its post-tax earnings. This compared with $3.6 million in minority interest recorded in 1997.

YEAR ENDED DECEMBER 31, 1997 VERSUS YEAR ENDED DECEMBER 31, 1996

     Overview. For the year ended December 31, 1997, the Company reported net income of $1.5 million and operating income of $8.8 million on revenues of $30.0 compared to $0.6 million in net income and $4.2 million in operating income earned on revenues of $19.3 million in 1996. EBITDA of $13.9 million in 1997 compared to $8.0 million in 1996.

     Revenues. Revenues increased 55.4% from $19.3 million to $30.0 million in 1997 reflecting the strong year-on-year growth in revenues achieved within ALTEL. ALTEL's number of subscribers increased to 11,102, up from 6,957 in 1996.

     Gross profit. Gross profit increased 66.2% to $23.1 million in 1997 from $13.9 million in 1996 reflecting the revenue growth discussed above, as well as an increase in the Company's gross margin, as a percentage of revenues, from 72.0% in 1996 to 77.0% in 1997.

     General and administrative expenses and management fees. General and administrative expenses include salaries, sales and marketing and overhead expenses. Management fees were paid to PLD and Kazakhtelekom. Combined, these expenses increased 64.2% from $5.3 million in 1996 to $8.7 million in 1997 and were required to expand ALTEL's revenue base into new regional centers within Kazakhstan.

     Depreciation and amortization. Depreciation and amortization increased 29.3% in 1997 to $5.3 million from $4.1 million in 1996. The increase reflects the investment of over $4.2 million in capital equipment in 1997 as well as a full year's depreciation on assets placed in service in 1996. Included in both the 1997 and 1996 figures is a $2.1 million amortization charge related to the telecommunications license held by ALTEL. As a percentage of revenues, these expenses decreased from 21.2% in 1996 to 17.7% in 1997.

     Taxes other than income taxes. Taxes other than income taxes in 1997 remained relatively unchanged from 1996 at $0.4 million.

     Interest and other income. Interest and other income earned in 1997, primarily on cash balances held by ALTEL, remained unchanged from 1996 at $0.2 million.

     Foreign exchange loss. A foreign exchange loss in 1997 of $0.2 million was down marginally from the $0.3 million loss recorded in 1996 and was the result of unfavorable movements in the tenge, vis-a-vis the U.S. dollar, as applied to ALTEL's tenge denominated net monetary assets.

     Income taxes. Income taxes increased from $1.5 million in 1996 to $3.6 million in 1997 reflecting the overall improvement in the pre-tax earnings of ALTEL during 1997.

     Minority interest. Minority interest of $3.6 million in 1997 was based on the 50% minority interest in ALTEL applied to its post-tax earnings. This compared with a total of $1.9 million recorded in 1996. The increase is a direct result of the overall improvement in the post-tax earnings of ALTEL during 1997.

LIQUIDITY AND CAPITAL RESOURCES

     For the year ended December 31, 1998, a total of $12.9 million in cash was generated from operations (1997 -- $8.8 million; 1996 -- $9.8 million), $10.5 million was used in net investing activities (1997 -- $4.2 million; 1996 -- $8.2 million) and $6.0 million was used in net financing activities (1997 -- $2.0 million;

1996 -- nil). Investments consisted of capital expenditures almost exclusively on telecommunications equipment within ALTEL, while cash used in net financing activities consisted exclusively of dividends paid by the Company to its parent company, NWE Capital (Cyprus) Ltd.

     As of December 31, 1998, the Company reported working capital of $1.9 million (1997 -- $5.0 million) and consolidated total assets of $59.0 million ($58.2 million as of December 31, 1997) which consisted primarily of $7.7 million in current assets (including $1.6 million in cash and cash equivalents), net property and equipment of $29.7 million and unamortized telecommunications licenses of $21.6 million.

     Shareholder's equity of $47.1 million as of December 31, 1998, which consisted of $50.9 million in share, contributed and reserve capital and a $3.8 million accumulated deficit, compared to shareholder's equity of $47.6 million recorded at the end of 1997.

     The ongoing cash requirements of the Company, as a stand alone holding company for its investment in ALTEL, are nominal. In addition, ALTEL is now a self-sustaining business with the ability to source third party supplier and bank financing on its own without recourse to the Company or its ultimate parent, PLD. However, to the extent that ALTEL experiences lower than expected revenues, higher operating costs, or higher development costs in connection with the build-out of its network or as a result of continuing economic difficulties in Kazakhstan, the Company may need to seek other sources of financing to fund its operations.

     As it has disclosed in its Annual Report on Form 10-K, PLD has significant debt service requirements, including the payment of interest on the Senior Notes and the Convertible Notes and amounts owing to the Travelers Parties, and PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of the Senior Notes and the Convertible Notes under the terms of the related indentures and of the amounts owing to the Travelers Parties.

     While an agreement has been reached with the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of PLD's merger with MMG. If the merger did not close, PLD would remain obligated to pay the interest on the Senior Notes and the Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make the interest payments on the Senior Notes and the Convertible Notes could result in a default under and acceleration of those Notes for which the Company serves as guarantor. In addition, PLD's failure to make payments in full to the Travelers Parties could result in a claim being made against the Company under its guarantee of the amounts due to the Travelers Parties, as well as resulting in a cross-default under and acceleration of the Senior Notes and the Convertible Notes. Any such events would have a material adverse effect on the Company and would raise substantial doubt about the Company's ability to continue as a going concern.

     In connection with the Merger Agreement with MMG and the transactions contemplated thereunder, the holders of the Senior and Convertible Notes have agreed, subject to completion of the merger and other transactions contemplated by the Merger Agreement, to exchange their outstanding notes for new notes issued by MMG which will not be guaranteed by the Company.

EFFECTS OF NEWLY-ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued. SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 cannot be applied retroactively to financial statements of prior periods. At the current time the Company has not evaluated the impact SFAS 133 will have, if any.

     The American Institute of Certified Public Accountants issued Statement of Position No. 98-1 (SOP 98-1) "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position No. 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities" in 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The Company was required to adopt both new statements in the first quarter of 1999. The adoption of these statements did not have a material effect on the Company's consolidated financial statements.

YEAR 2000 ISSUE

     The Year 2000 issue exists because many computer systems and applications, particularly older systems and applications, use a two-digit, rather than a four-digit, date field to designate a particular year. As a result of the century change, date-sensitive systems may recognize dates in the twenty-first century (i.e., after 2000) as dates in the twentieth century (i.e., the corresponding year commencing with the prefix 19--). Equally, such systems may not recognize dates in the twenty-first century at all. All of this could lead to system failures or miscalculations which could lead to disruption of operations such as data being lost, an inability to process transactions, incorrect data being generated and critical deadlines being overlooked. The impact of these disruptions could be significant.

     PLD has conducted, and has caused each of its operating subsidiaries to conduct a survey of the equipment and software used by them.

     The Company's business involves the supply of services. To the very limited extent that it maintains actual inventory for sale (e.g., cellular telephone equipment sold to subscribers for its cellular telephony services), it does not manufacture such inventory itself but resells goods supplied by recognized manufacturers of such goods.

     Its survey has involved testing of equipment as well as contacting the manufacturers of equipment and producers of software (or review of materials published by such parties, including websites) to assess such parties' Year 2000 readiness. Such survey has indicated that, except in a few instances, the equipment and software which it uses are Year 2000 compliant. The Company is taking steps to upgrade or replace those items which are not compliant. In many cases the items required to be upgraded or replaced were due to be upgraded or replaced in any event, so that the Company's exposure has been the acceleration of already planned expenditures, rather than new or unanticipated expenditures. The Company expects that essentially all of its upgrading and replacement work, and any remaining testing required, will be complete by the end of the third quarter of 1999.

     To date, PLD has expended approximately $400,000 for remediation efforts and expects that its total remediation costs, including scheduled upgrades and replacements of approximately $3,100,000, will be approximately $4,000,000.

     Starting in January 1998, all operating businesses were required to use their best efforts to obtain specific warranties of Year 2000 compliance from parties with which they contract for products or services thereafter. While almost all new contracts for products or services entered into since that date have contained some form of warranty, these have generally been limited to recovering of direct losses, and not indirect or consequential losses, such as loss of revenues or profits. In consequence, the actual efficacy of such warranties may be somewhat limited.

     Additionally, all operating businesses have been required to review the terms under which they have heretofore supplied products and/or services to third parties. No case has been identified in which any operating business has specifically guaranteed Year 2000 compliance, and the Company has instituted a policy regarding the giving of such guarantees in the future in order to control and limit possible exposure thereunder. Further, since none of the operating businesses manufacture equipment or produce proprietary software for customers other than in exceptional cases, virtually all such transactions involve the re-sale or assignment of products and services supplied by others. Accordingly, the Company believes that, to the extent that such products and services are either warranted or shown to be Year 2000 compliant, its own exposure is commensurately reduced.

     While there can be no assurances that equipment failures will not occur, the effect of such failures may be ameliorated by the fact that such equipment is usually part of a network of facilities and equipment maintained by the Company. This means that a failure in an individual component will not necessarily cause a substantial disruption to the network as a whole, because no individual item is critical to the operation of the network as a whole, and the network also provides opportunities to by-pass the failure.

     The foregoing indicates that, to the extent that its business depends upon equipment, software, facilities and networks under its control, the Company believes that, by the year 2000, it will have taken all steps reasonably required to ensure that those items are Year 2000 compliant, and that it has reasonable contingency arrangements to deal with failures.

     The Company's principal Year 2000 risks arise from the fact that it is dependent for the completion of its calls upon a variety of other traffic carriers who provide interconnection and termination services. Since in many cases there are a variety of routes over which traffic can be carried, it is simply not possible for the Company to verify that each entity which could be involved in providing telecommunications services to its operating subsidiaries will be Year 2000 compliant. To a large extent, the Company is reliant in these circumstances on the actions of the other telecommunications operators and service providers to ensure that their counterparts are Year 2000 compliant. While the Company believes that the parties providing these services which are based in the United States and other Western countries are expected to be substantially Year 2000 compliant, the Year 2000 compliance and readiness of the Kazakh and other C.I.S. parties with which ALTEL interacts appears to be substantially behind that of Western parties. The Company has been unable to determine with any degree of certainty the extent to which ALTEL's interconnect partners in the C.I.S. are non-compliant because those parties have generally been reluctant to share this information. Nevertheless the Company believes, based on such reluctance and anecdotal and other evidence, that many of those partners, particularly in those in the less developed regions of Kazakhstan or the C.I.S., are substantially non-compliant.

     Furthermore, the likelihood that those parties will be able to become Year 2000 compliant seems problematical, given the limited amount of time left for this, the severe funding constraints faced by those parties, principally as a result of poor economic conditions in their home countries, and the possible lack of governmental pressure on those parties.

     Accordingly, there is a significant risk that ALTEL may experience disruptions in their operations as a result of its C.I.S. interconnect partners not being able to complete calls or pass traffic to ALTEL. While the Company is unable to predict the extent or duration of such disruptions, the possibility exists that they could be extensive, and also take considerable time, perhaps even months, to correct.

     An additional risk is the likelihood that the billing systems of those interconnect partners may also be disrupted, resulting in those partners being unable to collect from their customers or to make timely settlements with ALTEL.

     Accordingly, the Company believes that there is a considerable risk that it will experience disruptions in providing telecommunications services to and from the countries of the C.I.S. which it serves, and that those disruptions may be substantial. Given its inability to obtain an accurate assessment of the extent to which its C.I.S. partners may be non-compliant, it is impossible for the Company to predict either the extent or the magnitude of those disruptions. Nevertheless, they have the potential to adversely impact the operations of its operating subsidiaries, and such adverse impact may be material.

     The Company has investigated the possibility of obtaining insurance against liability arising out of claims that products or services supplied are not Year 2000 compliant, but has determined that such insurance is not obtainable upon terms which are sufficiently comprehensive and/or is only obtainable upon terms which are uneconomical given the level of perceived risk, and accordingly has elected not to pursue such insurance.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     PLD's finance department is responsible for the evaluation and, to the extent practicable, management of the Company's exposure to market risks.

     The Company's primary market risk is related to the movement in foreign currency exchange rates in Kazakhstan. See "Risk Factors -- Country Risks -- Restrictions on Currency Conversion; Historical Volatility in Currency Prices" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Currency Controls." PLD and the Company periodically evaluate the materiality of their foreign exchange exposures and the financial instruments available to mitigate this exposure. However, PLD and the Company do not currently believe that it is practical or economical to hedge these foreign currency exchange risks and as a result will continue to experience foreign currency gains and losses.

     The Company does not use any derivative instruments, either as a trading or non-trading activity.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

     Gordon Owen has been a Director of the Company since 1994.

     Robert Smith has been a Director of the Company since 1994. He is a former Director of PLD and was formerly the Chairman of ALTEL.

     Clayton A. Waite has been a Director of the Company since 1996. Mr. Waite is currently a consultant to PLD and has previously served as Vice President - Administration and Group Financial Controller of PLD.

     None of the directors of the Company are citizens or residents of the United States.

     The directors of the Company are elected for an unspecified term, until their successors are elected and duly qualified.

     There are no officers of the Company.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     The directors of the Company are not compensated by the Company or its subsidiary.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     None.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     ALTEL entered into Consulting and Information Services Agreements with PLD and Kazakhtelekom, each dated January 1, 1998, pursuant to which such parties provide certain consulting, information, management services and personnel expertise to ALTEL. In consideration for these services, ALTEL pays consulting fees, in the case of PLD, of $25,000 per month plus 3.4% of ALTEL's gross revenues, and, in the case of Kazakhtelekom, of 300,000 Tenge per month plus 1% of ALTEL's gross revenues. These contracts are each for a one year term automatically renewable for successive one year periods unless terminated by either party.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     None.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     None.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     The consolidated financial statements of the Company and its subsidiaries are attached to this Report beginning on page F-1.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements

        (i) Consolidated balance sheets of the Company as of December 31, 1998 and 1997;

        (ii) Consolidated statements of operations of the Company for the years ended December 31, 1998, 1997 and 1996;

        (iii) Consolidated statements of accumulated deficit of the Company for the years ended December 31, 1998, 1997 and 1996; and

        (iv) Consolidated statements of cash flows of the Company for the years ended December 31, 1998, 1997 and 1996.

     (b) Exhibits

         4.1 Indenture, dated as of May 31, 1996, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing Limited, PLD Capital Limited, Baltic Communications Limited and the Company as Guarantors, and The Bank of New York, as Trustee, with respect to $123,000,000 aggregate principal amount at stated maturity of 14% Senior Discount Notes due 2004 (the "Senior Note Indenture") (Exhibit 4.1)(1)

         4.2 Indenture, dated as of May 31, 1996, among PLD Telekom Inc. as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing Limited, PLD Capital Limited, Baltic Communications Limited and the Company as Guarantors, and The Bank of New York, as Trustee, with respect to $26,500,000 aggregate principal amount of 9% Convertible Subordinated Notes due 2006. (Exhibit 4.1)(2)

         4.3 First Supplemental Indenture, Amendment Agreement, Consent and Waiver, dated as of March 20, 1998, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing Limited, PLD Capital Limited, Baltic Communications Limited and the Company, as Guarantors, Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee. (Exhibit 4.3)(1)

        99.1  Consent of KPMG.
---------------

(1) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-5398).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-5396).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on June 25, 1999.

                                          WIRELESS TECHNOLOGY CORPORATIONS
                                          LIMITED

                                          By: /s/ CLAYTON A. WAITE
                                            ------------------------------------
                                            Clayton A. Waite
                                            Director

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ITEM                                                            PAGE
----                                                          --------
Independent auditors' report................................       F-2
Consolidated balance sheets as of December 31, 1998 and
  1997......................................................       F-3
Consolidated statements of operations for the years ended
  December 31, 1998, 1997 and 1996..........................       F-4
Consolidated statements of accumulated deficit for the years
  ended December 31, 1998, 1997 and 1996....................       F-5
Consolidated statements of cash flows for the years ended
  December 31, 1998, 1997 and 1996..........................       F-6
Notes to consolidated financial statements..................       F-7

                          INDEPENDENT AUDITORS' REPORT

Shareholder and Board of Directors of
Wireless Technology Corporations Limited:

     We have audited the accompanying consolidated balance sheets of Wireless Technology Corporations Limited and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, accumulated deficit, and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wireless Technology Corporations Limited and subsidiary as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998 in conformity with generally accepted accounting principles in the United States.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 9(d) to the consolidated financial statements, the Company's parent, PLD Telekom Inc. (PLD) does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of such obligations. PLD's failure to make payment in full when required could result in a claim being made against the Company under its guaranty and a cross-default under and acceleration of other debt obligations for which the Company is also a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG

Almaty, Kazahkstan
February 17, 1999

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                      (THOUSANDS OF UNITED STATES DOLLARS)

                                                               1998       1997
                                                              -------    ------
                                    ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,642     5,294
  Trade receivables, net of allowance of $1,143 and $1,139
     respectively...........................................    3,811     3,462
  Due from related parties (note 6).........................       20        --
  Inventory.................................................    1,495     1,640
  Prepaid expenses and other current assets.................      713       798
                                                              -------    ------
          Total current assets..............................    7,681    11,194
                                                              -------    ------
  Property and equipment, net (note 3)......................   29,746    23,362
  Telecommunications license, net (note 4)..................   21,581    23,693
                                                              -------    ------
          Total assets......................................  $59,008    58,249
                                                              =======    ======
                     LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $   939     1,197
  Due to related parties (note 6)...........................      602     1,875
  Customer deposits and advances (note 7)...................    4,244     3,070
  Income tax payable........................................       --        58
                                                              -------    ------
          Total current liabilities.........................    5,785     6,200
                                                              -------    ------
  Commitments and contingencies (note 9)
  Minority interest.........................................    6,102     4,489
  Shareholder's equity:
     Share capital (note 5).................................   20,000    20,000
     Contributed capital....................................   30,803    30,803
     Reserve capital (note 5)...............................      100        --
     Accumulated deficit....................................   (3,782)   (3,243)
                                                              -------    ------
          Total shareholder's equity........................   47,121    47,560
                                                              -------    ------
          Total liabilities and shareholder's equity........  $59,008    58,249
                                                              =======    ======

          See accompanying notes to consolidated financial statements.

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                      (THOUSANDS OF UNITED STATES DOLLARS)

                                                                 1998       1997      1996
                                                                -------    ------    ------
Telecommunications revenues.................................    $39,548    30,012    19,305
Direct costs (note 6).......................................      8,076     6,873     5,376
                                                                -------    ------    ------
Gross profit................................................     31,472    23,139    13,929
Operating expenses:
  General and administrative (note 6).......................      9,709     7,501     4,387
  Management fees (note 6)..................................      1,649     1,155       885
  Depreciation and amortization.............................      6,267     5,325     4,133
  Taxes other than income tax...............................        533       379       354
                                                                -------    ------    ------
          Total operating expenses..........................     18,158    14,360     9,759
                                                                -------    ------    ------
Operating income............................................     13,314     8,779     4,170
Other income/(expense):
  Interest and other income.................................        151       249       203
  Foreign exchange loss.....................................       (375)     (242)     (341)
                                                                -------    ------    ------
     Net income before income
       taxes and minority interest..........................     13,090     8,786     4,032
Income taxes (note 8).......................................      5,916     3,648     1,547
                                                                -------    ------    ------
     Net income before minority interest....................      7,174     5,138     2,485
Minority interest...........................................      4,613     3,611     1,878
                                                                -------    ------    ------
Net income..................................................    $ 2,561     1,527       607
                                                                =======    ======    ======

          See accompanying notes to consolidated financial statements.

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

                 CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                      (THOUSANDS OF UNITED STATES DOLLARS)

                                                                 1998       1997      1996
                                                                -------    ------    ------
Accumulated deficit at beginning of year....................    $(3,243)   (3,770)   (4,377)
Net income..................................................      2,561     1,527       607
Reserve capital (note 5)....................................       (100)       --        --
Dividends...................................................     (3,000)   (1,000)       --
                                                                -------    ------    ------
Accumulated deficit at end of year..........................    $(3,782)   (3,243)   (3,770)
                                                                =======    ======    ======

          See accompanying notes to consolidated financial statements.

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                      (THOUSANDS OF UNITED STATES DOLLARS)

                                                               1998      1997     1996
                                                              -------   ------   ------
Cash flows from operating activities:
  Net income................................................  $ 2,561    1,527      607
  Adjustments to reconcile net income to net cash provided
     by operating activities:
       Depreciation and amortization........................    6,267    5,325    4,133
       Bad debt expense.....................................      247      449      415
       Minority interest....................................    4,613    3,611    1,878
       Changes in operating assets and liabilities:
          Increase in trade receivables.....................     (600)  (1,329)  (1,801)
          Decrease/(increase) in inventory..................      145     (727)    (255)
          Decrease/(increase) in prepaid expenses and other
            current assets..................................       85     (462)   1,071
          Decrease in prepaid income taxes..................       --       --      300
          Increase in accrued interest......................       --       --      316
          (Decrease)/increase in accounts payable and
            accrued liabilities.............................     (258)  (1,427)     957
          (Decrease)/increase in due to/due from related
            parties, net....................................   (1,293)     664      958
          Increase in customer deposits and advances........    1,174    1,275    1,034
          (Decrease)/increase in income taxes payable.......      (58)    (107)     165
                                                              -------   ------   ------
          Net cash provided by operating activities.........   12,883    8,799    9,778
                                                              -------   ------   ------
Cash flows from investing activities:
  Prepaid equipment purchases...............................       --       --       --
  Purchases of property and equipment.......................  (10,535)  (4,238)  (8,175)
                                                              -------   ------   ------
          Net cash used in investing activities.............  (10,535)  (4,238)  (8,175)
                                                              -------   ------   ------
Cash flows from financing activities:
  Dividends paid............................................   (6,000)  (2,000)      --
                                                              -------   ------   ------
          Net cash used in financing activities.............   (6,000)  (2,000)      --
                                                              -------   ------   ------
          (Decrease)/increase in cash and cash
            equivalents.....................................   (3,652)   2,561    1,603
Cash and cash equivalents at beginning of year..............    5,294    2,733    1,130
                                                              -------   ------   ------
Cash and cash equivalents at end of year....................  $ 1,642    5,294    2,733
                                                              =======   ======   ======
Supplementary disclosures:
Interest paid...............................................  $    --       --       --
                                                              =======   ======   ======
Income taxes paid...........................................  $ 6,249    3,755    1,082
                                                              =======   ======   ======

          See accompanying notes to consolidated financial statements.

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
            (TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS)

(1) BUSINESS, OPERATIONS AND FUTURE ACTIVITIES

     Wireless Technology Corporations Limited (the "Company") was incorporated in the British Virgin Islands as an international business company on October 27, 1993. The Company is a wholly-owned indirect subsidiary of PLD Telekom Inc. ("PLD" or the "Parent"), a company incorporated in the United States. The Company's only significant asset is a 50% controlling interest in CJSC ALTEL ("ALTEL") which was formed on January 14, 1994 as a joint stock company under the laws of Kazakhstan. This subsidiary was formerly named CJSC BECET International. In April 1998 its name was changed to CJSC ALTEL.

     ALTEL was formed for the purpose of planning, developing, operating and servicing a cellular telecommunications system throughout Kazakhstan, and for the sale of related equipment to subscribers. ALTEL commenced operations in September 1994 and continues to develop its service network throughout Kazakhstan.

     The ALTEL joint venture agreement required the Company to subscribe for 1,000 Class B shares in exchange for the contribution of working capital and tangible equipment with a cost of $20,000,000. The Class B shares were fully subscribed and paid as of December 31, 1995. Funding for the contribution was provided by PLD. The Company is entitled to a priority return of its $20,000,000 contribution upon dissolution, liquidation or wind-up of ALTEL before the other shareholder receives any proceeds.

     Kazakhtelecom ("KT"), the other shareholder of ALTEL, subscribed for 1,000 Class A shares in exchange for the contribution to ALTEL of a fifteen year license for the use of certain cellular frequencies and the procurement of access to the public telephone network. For accounting purposes, no value was assigned to KT's contribution.

     The Company's results are dependent upon ALTEL's ability to retain existing subscribers, to attract new subscribers, and to control operating expenses. The ability to retain and attract subscribers is dependent upon the general economic conditions of the marketplace, the demographic characteristics of its subscribers, the activities of competitors, if any, and other factors which may be outside the control of the Company.

     The Company's operations are also subject to the economic, political, and social risks inherent in doing business in Kazakhstan. These include the policies of the Kazakh government, economic conditions, imposition of or changes to taxes or other similar changes by regulatory bodies, foreign exchange fluctuations and controls, controlling of prices by the Anti-Monopoly Commission, the potential for civil disturbance and the deprivation or unenforceability of contractual rights.

     The Kazakh government has exercised and continues to exercise substantial influence over many aspects of the private sector. The government has been attempting to implement economic reform policies and encourage substantial private economic activity. These reforms have been partially successful to date.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Basis of Presentation and Consolidation

     The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and are presented in United States' dollars ("U.S. dollars"). The consolidated financial statements include the accounts of the Company and its subsidiary, ALTEL, which the Company effectively controls. Significant intercompany transactions and balances have been eliminated.

     The accompanying consolidated financial statements present the financial position and results of operations of the Company and subsidiary (the "Company") on a stand-alone basis. The Company incurs and pays its own expenses. Management assistance is provided by the Parent under the terms of negotiated management

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED agreements and specific costs incurred by the Parent on behalf of the Company are charged thereto. All intercompany transactions and charges are disclosed in note 6, "Related Party Transactions".

     Income tax expense is based upon a calculation of current tax expense and deferred tax expense in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", on a stand-alone basis. Refer to note 8, "Income Taxes".

     Intercompany interest charges incurred are the result of, and are made pursuant to, intercompany loan and/or lease agreements and are not a result of allocations of interest by the Parent or its subsidiaries.

     The Parent's investment in the Company has been pushed down into the Company's consolidated financial statements and allocated to the cost of the telecommunication license. The cost of the telecommunication license is amortized on a straight-line basis over the term of the license.

     There are no common costs allocated to the Company by the Parent. Direct costs incurred by the Parent on behalf of the Company are reimbursed by the Company. Services provided by the Parent are furnished under the terms of the negotiated management agreements. Refer to note 6, "Related Party Transactions". Management of the Company believes that the accompanying consolidated financial statements include all the costs incurred by the Company in its operations.

  (b) Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 31, 1998 and 1997, the Company's cash equivalents consist of cash on deposit and term deposits. As of December 31, 1998 and 1997, the Company had $1,362,000 and $4,625,000, respectively, in cash equivalents.

  (c) Revenue Recognition

     Telecommunications revenues include airtime revenues, terminal sales, subscription fees, connection fees and other revenues. The Company records airtime revenues, subscription fees, connection fees and other revenues as earned, at the time the services are provided. Terminal sales are recognized when the equipment is delivered and the supporting contract is signed.

  (d) Inventory

     Inventory includes cellular telephones and accessories held for sale and is stated at the lower of average cost or net realizable value.

  (e) Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Base station equipment.................................  10
Leasehold improvements and renovations.................  15
Office equipment, computers, and software..............  3-5
Other telecommunication equipment......................   3
Vehicles...............................................  3-5
Residential apartments.................................   5

  (f) Telecommunications License

     The telecommunications license is amortized on a straight-line basis over 15 years, the term of the license.

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

  (g) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

     Long-lived assets and certain identifiable intangibles are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (h) Reporting Currency and Foreign Currency Translation

     The statutory accounts of ALTEL are maintained in accordance with Kazakh accounting rules and regulations and are stated in Kazakh tenge. The Kazakh statements are translated into U.S. dollars and then adjusted to U.S. GAAP in accordance with Statement of Financial Accounting Standards No. 52, "Accounting for Foreign Currency Translation" ("SFAS 52"). ALTEL's functional currency is the U.S. dollar as virtually all equipment expenditures are made in U.S. dollars and revenues are collected in U.S. dollar equivalents.

     In accordance with SFAS 52, ALTEL has re-measured its financial statements since the functional currency is also the reporting currency. Accordingly, U.S. dollar transactions are re-measured at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing period-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are included in the accompanying statements of operations. The tenge to U.S. dollar exchange rates used as of December 31, 1998 and 1997 were 83.8 tenge to 1 U.S. dollar and 76.2 tenge to 1 U.S. dollar, respectively.

  (i) Income Tax

     Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period it occurs.

  (j) Use of Estimates

     The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

  (k) Fair Value of Financial Instruments

     The carrying amounts reported in the balance sheets for cash, trade and other receivables, amounts due to related parties and accounts payable approximate fair value due to their short maturity.

  (l) Comprehensive Income

     SFAS 130 "Reporting Comprehensive Income" was issued in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognised under accounting standards as

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other financial statements. The Company adopted SFAS 130 as of January 1, 1998. For the years ended December 31, 1998 and 1997, comprehensive income was equal to net income reported in the statement of operations. As SFAS 130 only requires additional disclosures in the Company's financial statements, its adoption did not have any impact on the Company's financial position or results of operation.

  (m) Reclassifications

     Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year's presentation.

(3) PROPERTY AND EQUIPMENT

     Property and equipment, at cost, as of December 31, 1998 and 1997 consists of the following:

                                                                1998       1997
                                                              --------    -------
Base station equipment......................................  $ 21,164    $16,998
Leasehold improvements and renovations......................     5,929      5,277
Office equipment, computers, and software...................     4,537      3,193
Other telecommunications equipment..........................     1,310      1,092
Vehicles....................................................       500        456
Residential apartments......................................       335        335
                                                              --------    -------
          Total property and equipment......................    33,775     27,351
Less: accumulated depreciation..............................   (10,430)    (6,423)
                                                              --------    -------
Net book value of assets subject to depreciation............    23,345     20,928
Uninstalled equipment.......................................     6,401      2,434
                                                              --------    -------
          Property and equipment, net.......................  $ 29,746    $23,362
                                                              ========    =======

(4) TELECOMMUNICATIONS LICENSE

     The telecommunications license as of December 31, 1998 and 1997 consists of the following:

                                                                1998       1997
                                                              --------    -------
Costs.......................................................  $ 31,595    $31,595
Less: accumulated amortization..............................   (10,014)    (7,902)
                                                              --------    -------
  Telecommunications license, net...........................  $ 21,581    $23,693
                                                              ========    =======

     In March 1994, PLD acquired all of the outstanding shares of the Company for consideration of $30,000,000 plus costs of acquisition of $800,000 and $800,000 of ALTEL's organization costs. The acquisition was accounted for by the purchase method of accounting. As of the date of acquisition, ALTEL had not commenced operations and did not have any tangible assets or liabilities. Therefore, the entire purchase price was allocated to ALTEL's cellular license and has been "pushed down" into the Company's financial statements.

(5) SHARE CAPITAL

     The authorized share capital of the Company as of December 31, 1998 and 1997 was 20,001,000 ordinary shares of $1 par value each. The shares may be divided into such number of classes and series as determined by the directors. The issued and outstanding share capital of the Company as of December 31, 1998 and 1997 consisted of 20,000,002 shares with aggregate par value of $20,000,002. Two shares were issued on incorporation

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED on October 27, 1993 and an additional 20,000,000 shares were issued on December 20, 1995 to PLD for the contribution to purchase the Class B shares of ALTEL (see note 1). Total dividends declared and paid were $3,000,000, $1,000,000 and $0 for the years ended December 31, 1998, 1997 and 1996, respectively.

     The balance of reserve capital was created in the current year by transfer from current year profits of the subsidiary. Under the legislation of Kazakhstan and charter documents of the subsidiary, the subsidiary is required to create reserve capital equivalent to 25% of its share capital over an undetermined period. The current reserve capital is equivalent to 0.5% of share capital and the balance of the required reserve of 24.5% is to be created in future periods.

(6) RELATED PARTY TRANSACTIONS

     (a) Management fees of $1,649,000, $1,155,000 and $885,000 for the years ended December 31, 1998, 1997 and 1996, respectively, were charged to ALTEL by PLD. In 1998 these amounts were paid direct to PLD; in 1997 and 1996 PLD received the fees via the Company (see note 9). Balances outstanding of $140,000 and $129,000 as of December 31, 1998 and 1997, respectively, in relation to these charges, are included in due to related parties.

     (b) Additional charges, related to management services, of $94,000, $191,000, and $26,000 for the years ended December 31, 1998, 1997 and 1996, respectively, were charged by PLD and another PLD subsidiary. These amounts are included in general and administrative expenses. A prepayment of $20,000 as of December 31, 1998 and a balance outstanding of $929,000 as of December 31, 1997, respectively, in relation to these charges, are included in due from and due to related parties, respectively.

     (c) Direct costs of $4,355,000, $4,163,000, and $3,291,000 for the years ended December 31, 1998, 1997 and 1996, respectively, were charged by KT to ALTEL. Balances outstanding of $462,000 and $817,000 as of December 31, 1998 and 1997, respectively, in relation to these charges, are included in due to related parties.

     (d) Consulting fees of $443,000, $88,000 and $81,000 for the years ended December 31, 1998, 1997 and 1996, respectively, were paid by ALTEL to KT (see note 9). These amounts are included in general and administrative expenses. There was no balance outstanding as of December 31, 1998 and 1997 in relation to these charges.

     (e) Lease payments for the office premises in Almaty and other premises of $263,000, $91,000 and $91,000 for each of the years ended December 31, 1998, 1997 and 1996 were paid by ALTEL to KT. There was no balance outstanding in relation to these leases as of December 31, 1998 and 1997.

(7) CUSTOMER DEPOSITS AND ADVANCES

     (a) Deposits of $3,867,000 and $2,725,000 in the years ended December 31, 1998 and 1997, respectively, were received by ALTEL from customers as guarantee deposits which should be paid back if contracts are annuled and if there are no amounts payable to ALTEL. The size of deposits depends on the type of subscription and access level.

     (b) Advances of $377,000 and $345,000 in the years ended December 31, 1998 and 1997, respectively, were received from customers as prepayments for future services.

(8) INCOME TAXES

     The provision for income tax expense for the years ended December 31, 1998, 1997, and 1996 consists solely of current tax due to the government of Kazakhstan. The statutory Kazakh income tax rate for the years ended December 31, 1998, 1997, and 1996 was 30%. The effective tax rates on income as calculated under U.S. GAAP differ from the statutory rates due to differences between taxable income under the tax laws of Kazakhstan

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED and net income before income tax and minority interest for U.S. GAAP purposes. These differences are as follows:

                                                              1998     1997     1996
                                                             ------    -----    -----
Provision for income tax at statutory rate.................  $4,582    3,075    1,400
Add/(deduct) the tax effect of:
  Difference in rates......................................    (655)    (439)    (200)
  Non-deductible amortization of license...................     634      633      626
  Foreign currency loss....................................      98       73      102
  Change in valuation allowance............................     556       55        0
  Other....................................................     701      251     (381)
                                                             ------    -----    -----
          Provision for income tax.........................  $5,916    3,648    1,547
                                                             ======    =====    =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows:

                                                               1998     1997
                                                              ------    ----
Deferred tax assets:
  Allowance for doubtful accounts...........................  $  343     342
  Accumulated depreciation and amortization.................   1,083     267
  Accounts payable and accrued liabilities..................      59      45
  Due to related parties....................................      --     278
  Other.....................................................      11       8
                                                              ------    ----
                                                               1,496     940
Less: valuation allowance...................................    (791)   (235)
                                                              ------    ----
  Net deferred tax asset....................................     705     705
Deferred tax liabilities:
  Other.....................................................    (705)   (705)
                                                              ------    ----
                                                              $   --      --
                                                              ======    ====

     As a result of the rapid change in regulatory environment and uncertainty surrounding the Kazakh tax regime, the Company has provided a valuation allowance against deferred tax assets.

     The net change in the valuation allowance was an increase of $556,000 for the year ended December 31, 1998, and a decrease of $51,000 for the year ended December 31, 1997.

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

(9) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     As of December 31, 1998, the Company had long-term operating leases primarily involving business facilities and equipment. The leases have varying terms and contain renewal options. Future minimum lease payments under non-cancelable operating leases consist of the following as of December 31, 1998:

1999........................................................    $  630
2000........................................................       608
2001........................................................       265
2002........................................................        95
2003........................................................        65
Thereafter..................................................        47
                                                                ------
          Total future minimum lease payments...............    $1,710
                                                                ======

     Rent expense for the years ending December 31, 1998, 1997 and 1996 was $565,000, $541,000, and $422,000 respectively.

  (b) PLD

     On January 1, 1995, ALTEL entered into a 2 year agreement with the Company, acting on behalf of PLD, under which PLD would provide certain consulting, informational services, management support services, and personnel expertise to ALTEL. Payments under this agreement were $25,000 per month plus 3% of monthly gross revenues. This agreement was renewed for a further year on January 1, 1997 and was terminated as of December 31, 1997. On January 1, 1998, ALTEL entered into an agreement directly with PLD covering the same range of services, with payments of $25,000 per month plus 3.4% of monthly gross revenues. This agreement was for a one year term, automatically renewable for successive one year periods unless terminated by either party.

  (c) KT

     On January 1, 1995, ALTEL entered into a 2 year agreement with KT, under which KT would provide certain consulting services, management support services, and personnel expertise. Payments under this agreement were 300,000 tenge per month ($3,580 at the December 31, 1998 exchange rate) plus 0.15% of monthly gross revenues. This agreement was renewed for a further year on January 1, 1997 and was terminated as of December 31, 1997. On January 1, 1998, ALTEL entered into a new agreement with KT, under which KT would provide certain consulting services, management support services, and personnel expertise. Payments under this agreement are 300,000 tenge per month ($3,580 at the December 31, 1998 exchange rate) plus 1% of monthly gross revenues. This agreement was for a one year term, automatically renewable for successive one year periods unless terminated by either party.

  (d) Guarantee

     In June 1996, PLD issued senior discount notes and convertible subordinated notes with an aggregate principal amount of $149.5 million. The Company, along with other PLD subsidiaries, is a guarantor of the debt under the terms of the related indentures.

     As noted in its annual report on Form 10-K, PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of such obligations. While management of PLD believe that, as long as progress towards settlement of such obligations is being made, the holders of such debt will agree to payment deferrals beyond the present due date of April 30, 1999, there can be no assurance that the holders will grant such deferrals or that they will not demand payment in full of the obligations. PLD's failure to make

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED payment in full could result in a claim being made against the Company under its guaranty and a cross-default under and acceleration of senior discount notes and convertible subordinated notes with an aggregate principal amount in excess of $150 million for which the Company also serves as a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern.

  (e) Motorola, USA

     Motorola, USA is the major supplier of ALTEL's network equipment. Under the supply contract, ALTEL files preliminary purchase orders for the delivery of equipment with a prepayment of 5% of the cost of the purchase order. Once a purchase order is presented, ALTEL may be exposed to potential liabilities to Motorola, USA in the amount of $1,159,000 as at December 31, 1998.