Form 20-F/A
period 1998-12-31
WIRELESS TECHNOLOGY CORPORATIONS LTD
filed 1999-08-30
CIK 1058868

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 20-F/A



                               (AMENDMENT NO. 1)


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

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 20,000,002 Ordinary Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED


       FORM 20-F/A ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 1998


                               TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----
PART I
Item 1.      Description of Business.....................................    1
Item 2.      Description of Property.....................................   20
Item 3.      Legal Proceedings...........................................   20
Item 4.      Control of Registrant.......................................   20
Item 5.      Nature of Trading Market....................................   20
Item 6.      Exchange Controls and Other Limitations Affecting Security
             Holders.....................................................   20
Item 7.      Taxation....................................................   21
Item 8.      Selected Financial Data.....................................   21
Item 9.      Management's Discussion and Analysis of Financial Condition
             and Results of Operations...................................   22
Item 9A.     Quantitative and Qualitative Disclosure About Market Risk...   28
Item 10.     Directors and Officers of the Registrant....................   28
Item 11.     Compensation of Directors and Officers......................   28
Item 12.     Options to Purchase Securities from Registrant or
             Subsidiaries................................................   28
Item 13.     Interest of Management in Certain Transactions..............   28

PART II
Item 14.     Description of Securities to be Registered..................   29

PART III
Item 15.     Defaults Upon Senior Securities.............................   29
Item 16.     Changes in Securities, Changes in Security for Registered
             Securities and Use of Proceeds..............................   29

PART IV
Item 17.     Financial Statements........................................   29
Item 19.     Financial Statements and Exhibits...........................   29



     WIRELESS TECHNOLOGY CORPORATIONS LIMITED HEREBY AMENDS ITS ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 1998, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1999.

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


     On May 18, 1999, PLD entered into an agreement (the "Merger Agreement") with Metromedia International Group, Inc. ("MMG") pursuant to which PLD would merge with Moscow Communications, Inc., a newly formed, wholly owned subsidiary of MMG. Upon consummation of the merger (the "Merger"), PLD will become a wholly owned subsidiary of MMG, and the holders of shares of Common Stock of PLD will receive shares of MMG on the basis of an exchange ratio specified in the Merger Agreement.



     In connection with the Merger, PLD's Senior Notes and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.


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

RECENT DEVELOPMENTS



  RUSSIAN ECONOMIC AND POLITICAL TURMOIL



     During 1998 there was considerable turmoil and uncertainty in the Russian financial markets, prompted in large part by a drop in commodity prices and economic problems in Russia, together with the crisis in the Asian financial markets which began in late 1997. These developments were accompanied by a substantial decline in the Russian stock market. These developments led the Russian government to raise interest rates significantly and to seek special assistance from the International Monetary Fund. In August 1998, the Russian government announced a substantial widening of the trading band in which the Russian Rouble would be permitted to float, together with a moratorium on certain foreign debt payments. Thereafter the Rouble dropped substantially in value and traded outside of the high end of the band, and the Russian government did not intervene to stop this trading, thereby effectively acquiescing to a major devaluation of the Rouble. The latter part of 1998 and the first half of 1999 saw further declines in the value of the Rouble and this process is expected to continue.



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



     In August 1998, the Russian government experienced a significant upheaval, with the dismissal of the reformist government led by Sergei Kiriyenko and its replacement by one led by Yevgeny Primakov. The Primakov government did not propose a plan to address Russia's economic and financial difficulties, one result of which was to cause the International Monetary Fund to delay further assistance to the Russian government. In 1999, further political upheavals occurred, as President Boris Yeltsin first dismissed the Primakov government in May 1999 and selected Sergei Stepashin as the new Prime Minister, and then in turn replaced him with Vladimir Putin in August 1999. It is too soon to predict what policies will be adopted by the new Putin government. These frequent governmental reshufflings create increased uncertainty about the future political situation in Russia, which in turn creates additional concern about the ability of the government to deal with the many problems currently afflicting the Russian economic system. See "Risk Factors -- Country
Risks -- Russian Economic and Political Turmoil."



  WEAKENING ECONOMIC CONDITIONS IN KAZAKHSTAN



     The drop in the prices of the principal commodities on which the Kazakhstan economy depends, namely oil, gas, and gold, in later 1998, coupled with a slow down in economic activity prompted by the Russian financial crisis and poorer economic conditions experienced by its other trading partners, led to a reduction in economic activity in Kazakhstan during the early part of 1999. Also, in April 1999 the Kazakh government made the determination to cease supporting the Tenge, with the result that it experienced a significant decline in value. While the price of oil has since recovered, the prospect for growth in the Kazakh economy in the near term remains uncertain. Since ALTEL's business depends in part upon such growth, this is likely to inhibit its own development, and could exacerbate the negative effect of the other factors, such as increased competition, with which it has to deal.



  TRAVELERS FINANCING



     In November 1997 PLD issued $12.32 million in 12% Series A secured revolving credit notes (the "Series A Notes") and $3.1 million in 12% Series B revolving credit notes (the "Series B Notes" and, together with the Series A Notes, the "Revolving Credit Notes") to The Travelers Insurance Company and The Travelers Indemnity Company (collectively, the "Travelers Parties") pursuant to a Revolving Credit Note and Warrant Agreement dated November 26, 1997 between PLD and the Travelers Parties (the "Travelers Agreement"). Both the Series A and the Series B Notes are secured by PLD's inventory and accounts receivable. In addition, the Series A Notes are secured by 28 ordinary shares of Technocom. The Revolving Credit Notes are guaranteed by the Company and BCL. In addition, News, which owns 38% of PLD's outstanding shares of common stock, has guaranteed up to $3.1 million of the amounts due under the Revolving Credit Notes (the "News Guarantee").



     PLD has made required amortization payments on the Series B Notes totalling $2.0 million. Currently a total of $13.42 million is due under the Revolving Credit Notes. The Travelers Parties have given PLD a series of payment deferrals with respect to amounts due under the Revolving Credit Notes, the last of which was given in connection with the Merger Agreement and defers payment until the Merger is consummated or terminated.



     In the event that the Merger is consummated: (1) the News Guarantee will be released; (2) the amount due to the Travelers Parties will be paid, as to $8.5 million on the date the Merger is consummated, and as to the remainder in August 2000, together with interest at an annual rate of 10.5%; (3) the amount due to the Travelers Parties will be guaranteed by PLD Holdings Limited, a wholly owned subsidiary of PLD through which PLD holds 11% of its total 71% interest in PeterStar, and by MMG; and (4) the Travelers Agreement will be amended and restated to reflect the foregoing. The Travelers Parties will continue to be paid interest monthly on the same basis as before until the consummation of the Merger, and thereafter on the basis set forth above. All existing security for the Revolving Credit Notes will remain in place until and following the consummation of the Merger, as will the existing guarantees given by the Company and BCL. The security and guarantees will be terminated once PLD has repaid all of its indebtedness to the Travelers Parties, which is expected to occur in August 2000. The Travelers Parties have agreed not to exercise certain rights which they have under the Travelers Agreement pending the consummation of the Merger.



     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of PLD's Merger with MMG. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company under its guarantee, as well as resulting in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes, which could also lead to a claim against the Company under its guarantee of those Notes.



     Any such events would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.



     Please also refer to "Risk Factors -- Risks Involving the
Company -- Guarantee of PLD Debt" for the issues that the Company will face if the Merger is not consummated.



  THE SENIOR AND CONVERTIBLE NOTES



     In June 1996, PLD issued the following securities to a limited number of U.S. institutional investors (the "June 1996 Placement"): (i) $123.0 million aggregate principal amount at maturity of Senior Notes; (ii) 123,000 warrants (the "Placement Warrants") to purchase an aggregate of 4,182,000 shares of Common Stock (the "Placement Warrant Shares"); and (iii) $26.5 million aggregate principal amount of Convertible Notes. The Senior Notes and the Placement Warrants were initially issued as units (the "Units") and the Placement Warrants became separable from the Senior Notes on December 10, 1996.



     In March 1998, PLD commenced a consent solicitation (the "Consent Solicitation") directed at the holders of the Senior Notes and the Convertible Notes requesting their consent to certain amendments to the Indentures governing such Notes, intended to give PLD more flexibility in conducting its business and also to clarify certain provisions of those Indentures.



     The amendments were approved by the requisite number of holders of the Notes and, following this, The Bank of New York, as trustee under the Indentures, PLD, the Company and certain other parties executed a supplemental indenture, dated March 20, 1998, bringing the amendments to the Indentures and certain related documents into effect. In addition, PLD issued a total of 123,000 five-year warrants to purchase 1.8 shares of PLD Common Stock at $6.90 per share to the holders of the Senior Notes, and a total of 22,700 five-year warrants to purchase 2 shares of PLD Common Stock at a price of $6.90 per share to the holders of the Convertible Notes. If all of these warrants are exercised, PLD will issue a total of 266,800 shares of Common Stock.



     Unless the context clearly requires otherwise, references to the "Senior Notes" and the "Convertible Notes" shall refer to such securities as so amended pursuant to the Consent Solicitation, and references to the "Senior Note Indenture", the "Convertible Note Indenture" and the "Indentures" shall refer to such indentures, as so amended pursuant to the Consent Solicitation.



     On July 30, 1998, the Securities and Exchange Commission declared effective registration statements relating to: (i) an exchange offer (the "Exchange Offer") pursuant to which the outstanding Senior Notes (the "Outstanding Senior Notes") would be exchanged for identical Senior Notes which had been registered under the Securities Act of 1933 (the "Exchange Notes"); (ii) the resale by the holders thereof of the Convertible Notes and the shares of Common Stock issuable upon the conversion thereof; and (iii) the resale by the holders thereof of the Placement Warrants and the Placement Warrant Shares. As a result of the effectiveness of the registration statement relating to the Convertible Notes and the Common Stock issuable upon conversion thereof, Special Interest (as defined in the Indentures) ceased to be payable with respect to the Convertible Notes on July 30, 1998.



     The Exchange Offer with respect to the Senior Notes commenced on August 28, 1998 and was completed at the close of business on October 9, 1998, with the holders of 100% of the Outstanding Senior Notes tendering such Notes for Exchange Notes. Upon completion of the Exchange Offer, the Exchange Notes were issued in exchange for such Outstanding Senior Notes, in the form of a global Exchange Note held through the facilities of the Depository Trust Company. As a result of the completion of the Exchange Offer, Special Interest ceased to be payable with respect to the Senior Notes on October 9, 1998.



     In connection with the Merger, PLD's Senior and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.



     Please also refer to "Risk Factors -- Risks Involving the
Company -- Guarantee of PLD Debt" for the issues that the Company will face if the Merger is not consummated.



  INCREASED INTEREST RATE ON INDEBTEDNESS



     Under the terms of the Senior Notes and the Revolving Credit Notes, the interest rate payable increased if PLD had not raised $20.0 million in additional equity by May 31, 1998. PLD did not complete such an equity offering by such date and accordingly the interest rate on the Senior Notes increased from 14% to 14.5% per annum, and the interest rate on the Revolving Credit Notes increased from 12% to 15% per annum, in each case effective June 1, 1998. Such rates revert to their former levels once the equity offering has been completed. Interest due on the Senior Notes (at 14.5% per annum) accreted until December 1, 1998, and thereafter is payable in cash, semi-annually, on each June 1 and December 1 thereafter. In connection with the Merger, the holders of substantially all of the Senior Notes and Convertible Notes have agreed to defer until the date of closing of the Merger the payment of interest on such Notes coming due during the period between the signing of the Merger Agreement and related documents and the date of closing of the Merger or termination of the Merger Agreement.


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


     In connection with the grant of its telecommunications license in 1994, the Company agreed to lend the KMOC up to $3.0 million on commercial terms for use for various KMOC projects. During 1995, PLD advanced $3.0 million to Monogram Finance Group Limited ("MFGL") in exchange for a convertible promissory note due on February 20, 2000. The note is convertible at any time prior to February 29, 2000 into common stock of MFGL representing 50% of its total issued and outstanding common stock. Its sole asset is an agreement to acquire a 50% interest in Monogram Telecommunications Limited, a Bermuda company ("MTL"). MTL has an agreement to acquire 100% of an Irish company known as Kazakhstan Telecommunications Development Corporation Limited ("KTDC"). KTDC has agreed in principle with the government of Kazakhstan to assist the government in connection with the privatization of Kazakhtelekom. While the Company believes that this arrangement satisfies the commitment given by the Company to the KMOC, there can be no assurance that the KMOC will not still call upon the Company to advance, and that the Company will not be obligated to pay, the $3 million.


     Management


     ALTEL is currently managed by a board of directors consisting of six members, three designated by Kazakhtelekom and three by the Company. The Company designates the Chairman of the Board who has a casting vote in the event of a tie vote. At least four members of the board are required to approve any of the following actions: amendment of ALTEL's charter, dissolution, voluntary bankruptcy, approval of the annual budget, acquisition of assets or businesses in excess of $5.0 million or any disposition or transfer of the ALTEL license, other investments in excess of $1.0 million or incurring indebtedness in excess of $2.0 million. These arrangements cannot be changed without the Company's consent. Accordingly, while there may be some question about the enforceability of these arrangements, the Company believes that it has the ongoing ability to make all significant strategic, operating, financing and investing decisions on behalf of ALTEL through the arrangements described above, although it is not likely that it would choose to take action without the approval of Kazakhtelekom.


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


     In August 1998, the Russian government experienced a significant upheaval, with the dismissal of the reformist government led by Sergei Kiriyenko and its replacement by one led by Yevgeny Primakov. The Primakov government did not propose a plan to address Russia's economic and financial difficulties, one result of which was to cause the International Monetary Fund to delay further assistance to the Russian government. In 1999, further political upheavals occurred, as President Boris Yeltsin first dismissed the Primakov government in May 1999 and selected Sergei Stepashin as the new Prime Minister, and then in turn replaced him with Vladimir Putin in August 1999. It is too soon to predict what policies will be adopted by the new Putin government. These frequent governmental reshufflings create increased uncertainty about the future political situation in Russia, which in turn creates additional concern about the ability of the government to deal with the many problems currently afflicting the Russian economic system.

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



     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company under its guarantee, as well as resulting in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes, which could also lead to a claim against the Company under its guarantee of those Notes.



     Any such events would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.


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


     Effect of Recent Legislative Changes on Management Structure. Recent changes in applicable Kazakh legislation will require that the management arrangements for ALTEL will need to be revised. However, although it seems clear that the existing arrangements cannot be completely preserved in their present form, because of the imprecision in some of the drafting and also because of the lack of precedents due to the newness of the legislation, it is difficult to state to what extent these arrangements will need to be revised. In addition, ALTEL is actively exploring the option of converting to a different legal form which may permit the preservation of, if not all, at least a substantial portion of its management arrangements in their current form. ALTEL does not expect to resolve this issue before the middle of 1999.


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

                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1998       1997       1996       1995       1994
                                           -------    -------    -------    -------    -------
                                                             (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Operating revenues.....................  $39,548    $30,012    $19,305    $ 9,340    $ 1,198
  Operating expenses:
     Direct costs (excludes
       depreciation).....................    8,076      6,873      5,376      3,176        405
     General and administrative..........   11,358      8,656      5,272      5,448      1,203
     Depreciation and amortization.......    6,267      5,325      4,133      3,188      1,704
     Taxes other than income taxes.......      533        379        354        150         --
                                           -------    -------    -------    -------    -------
       Total operating expenses..........   26,234     21,233     15,135     11,962      3,312
  Operating income/(loss)................   13,314      8,779      4,170     (2,622)    (2,114)
  Income/(loss) before income taxes and
     minority interest...................   13,090      8,786      4,032     (2,007)    (2,123)
  Income taxes...........................    5,916      3,648      1,547        247         --
  Income/(loss) before minority
     interest............................    7,174      5,138      2,485     (2,254)    (2,123)
  Minority interest......................    4,613      3,611      1,878         --         --
                                           -------    -------    -------    -------    -------
  Net income/(loss)......................  $ 2,561    $ 1,527    $   607    $(2,254)   $(2,123)
                                           =======    =======    =======    =======    =======



                                                           AS OF DECEMBER 31,
                                           ---------------------------------------------------
                                            1998       1997       1996       1995       1994
                                           -------    -------    -------    -------    -------
                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..............  $ 1,642    $ 5,294    $ 2,733    $ 1,130    $   254
  Non-cash working
     capital/(deficiency)................      254       (300)    (1,964)     1,354       (412)
  Property and equipment, net............   29,746     23,362     22,342     16,164      4,843
  Telecommunication licenses, net........   21,581     23,693     25,800     27,906     30,013
  Total assets...........................   59,008     58,249     54,784     50,144     35,911
  Long-term debt (including advances from
     other group companies)..............       --         --         --         --      6,120
  Shareholder's equity...................   47,121     47,560     47,033     46,426     28,680


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

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997


     Overview. The definition of EBITDA is given in the previous section. It is commonly used as an indicator of the ability of a business to generate cash flows from its operating activities. Management therefore considers it to be a relevant and useful measure for investors. For the year ended December 31, 1998, the Company reported net income of $2.6 million and operating income of $13.3 million earned on revenues of $39.5 million compared to net income of $1.5 million and operating income of $8.8 million earned on revenues of $30.0 million in 1997. EBITDA of $19.2 million in 1998 compared to $13.9 million in 1997. In 1998 net cash provided by operating activities amounted to $12.9 million, with net cash used in investing and financing activities amounting to $10.5 million and $6.0 million, respectively. This compares to 1997 when net cash provided by operating activities amounted to $8.8 million, and net cash used in investing and financing activities amounted to $4.2 million and $2.0 million, respectively. Cash flows generated by operating subsidiaries are generally retained by those businesses to finance capital expenditures, service long term debt and provide working capital. Funds in excess of subsidiaries' requirements are distributed to shareholders.


     Revenues. Revenues increased 31.7% from $30.0 million to $39.5 million in 1998 reflecting the continued strong year-on-year growth in revenues achieved within ALTEL. ALTEL's number of subscribers increased to 21,395, up 10,293 over 1997. Much of ALTEL's revenue growth can be attributed to the introduction of prepaid cellular service in August 1998.


     Although still significant, ALTEL's 1998 revenue growth rate of 31.7% was down from the 55.4% achieved in 1997. The reduced rate was largely the result of a slow down in revenue growth late in the year attributable to the beginning of economic difficulties in Kazakhstan. The crisis resulted in the loss of some customers as well as reduced calling activity among businesses and individuals that remained customers, while the customers' expectations of competition from new licensees in early 1999 caused downward pressure on tariffs.



     Management believes that revenues in 1999 are unlikely to grow at the same rate as they have in recent years given the many uncertainties in the Kazakh political and economic landscape at present and the commencement of operations by two new licensees early in the year. Further deterioration in the Kazakh economic situation would likely impact the Company's business adversely. See "Risk Factors". While management believes that it is taking all available measures to protect its business from the negative effects of any further problems in Kazakhstan, there can be no assurance that those measures will be successful.



     Direct costs (excludes depreciation). Direct costs increased 17.4% to $8.1 million in 1998 from $6.9 million in 1997 reflecting the revenue growth discussed above. As a percentage of revenues, direct costs decreased from 22.9% in 1997 to 20.4% in 1998. Margins are generally expected to come under pressure in 1999 due to increased competition faced by ALTEL.


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


     Direct costs (excludes depreciation). Direct costs increased 27.8% to $6.9 million in 1997 from $5.4 million in 1996 reflecting the revenue growth discussed above. As a percentage of revenues, direct costs decreased from 27.8% in 1996 to 22.9% in 1997.


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


     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company under its guarantee, as well as resulting in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes, which could also lead to a claim against the

Company under its guarantee of those Notes. Any such events would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.



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


EFFECTS OF NEWLY-ISSUED ACCOUNTING PRONOUNCEMENTS


     In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued. SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 cannot be applied retroactively to financial statements of prior periods. At the current time the Company has not evaluated the impact SFAS 133 will have, if any.



     The American Institute of Certified Public Accountants issued Statement of Position No. 98-1 (SOP 98-1) "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position No. 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities" in 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The Company was required to adopt both new statements in the first quarter of 1999. The adoption of these statements is not expected to have a material effect on the Company's consolidated financial statements.


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


     As of June 15, 1999, PLD has expended approximately $1.9 million for remediation efforts and expects that its total remediation costs, including scheduled upgrades and replacements of approximately $3.1 million, will be approximately $4.0 million.

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

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     None.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS


     The Company is a guarantor of the Senior and Convertible Notes and the Revolving Credit Notes. For further details, please refer to "Description of Business -- Recent Developments -- Travelers Financing" and "-- The Senior and Convertible Notes."


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

     (b) Exhibits


         4.1 Indenture, dated as of May 31, 1996, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing Limited, PLD Capital Limited, Baltic Communications Limited and the Company as Guarantors, and The Bank of New York, as Trustee, with respect to $123.0 million aggregate principal amount at stated maturity of 14% Senior Discount Notes due 2004 (the "Senior Note Indenture") (Exhibit 4.1)(1)



         4.2 Indenture, dated as of May 31, 1996, among PLD Telekom Inc. as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing Limited, PLD Capital Limited, Baltic Communications Limited and the Company as Guarantors, and The Bank of New York, as Trustee, with respect to $26.5 million aggregate principal amount of 9% Convertible Subordinated Notes due 2006. (Exhibit 4.1)(2)


         4.3 First Supplemental Indenture, Amendment Agreement, Consent and Waiver, dated as of March 20, 1998, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus) Limited, PLD

              Asset Leasing Limited, PLD Capital Limited, Baltic Communications Limited and the Company, as Guarantors, Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee. (Exhibit 4.3)(1)


         4.4 Second Supplemental Indenture, dated as of June 15, 1998, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing Limited, PLD Capital Limited, PLD Capital Asset (U.S.) Inc., the Registrant and Baltic Communications Limited, as Guarantors, Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee.



         4.5 Third Supplemental Indenture, dated as of January 12, 1999, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing Limited, PLD Capital Limited, PLD Capital Asset (U.S.) Inc., the Registrant and Baltic Communications Limited, as Guarantors, Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee.



         4.6 Global Exchange Note representing the 14% Senior Discount Notes due 2004 of PLD Telekom Inc.



         4.7 Global Note representing 9% Convertible Subordinated Notes due 2006 of PLD Telekom Inc.



         4.8 Guaranty Agreement, dated as of November 26, 1997, made and given by the Registrant and Baltic Communications Limited in favor of The Travelers Insurance Company and The Travelers Indemnity Company.



        10.1 Joint Venture Agreement, dated as of December 31, 1993, between the Registrant and Kompania Besprovodnye Seti Sviazi.



        10.2 Interconnection Agreement, dated as of February 4, 1994, between the Ministry of Communications of the Republic of Kazakhstan and ALTEL.



        10.3 Amendment, dated February 28, 1996, to the Interconnection Agreement between Kazakhtelekom and ALTEL.



        10.4 License Granted to ALTEL for the Operation of a Cellular Telecommunication System Providing Mobile Radiocommunications Services dated as of February 4, 1994.



        10.5 Cellular System Equipment Purchase Agreement dated as of May 4, 1994 between ALTEL and Motorola Inc.



        10.6 Cellular System Installation & Optimization Agreement dated as of May 4, 1994 between ALTEL and Motorola Inc.


        99.1  Consent of KPMG.
---------------

(1) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-5398).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-5396).

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on August 30, 1999.


                                          WIRELESS TECHNOLOGY CORPORATIONS
                                          LIMITED

                                          By: /s/ CLAYTON A. WAITE
                                            ------------------------------------
                                            Clayton A. Waite
                                            Director

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ITEM                                                          PAGE
----                                                          ----
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

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                      (THOUSANDS OF UNITED STATES DOLLARS)


                                                                 1998       1997      1996
                                                                -------    ------    ------
Telecommunications revenues.................................    $39,548    30,012    19,305
Operating expenses:
  Direct costs (excludes depreciation) (note 6).............      8,076     6,873     5,376
  General and administrative (note 6).......................      9,709     7,501     4,387
  Management fees (note 6)..................................      1,649     1,155       885
  Depreciation and amortization.............................      6,267     5,325     4,133
  Taxes other than income tax...............................        533       379       354
                                                                -------    ------    ------
          Total operating expenses..........................     26,234    21,233    15,135
                                                                -------    ------    ------
Operating income............................................     13,314     8,779     4,170
Other income/(expense):
  Interest and other income.................................        151       249       203
  Foreign exchange loss.....................................       (375)     (242)     (341)
                                                                -------    ------    ------
     Net income before income
       taxes and minority interest..........................     13,090     8,786     4,032
Income taxes (note 8).......................................      5,916     3,648     1,547
                                                                -------    ------    ------
     Net income before minority interest....................      7,174     5,138     2,485
Minority interest...........................................      4,613     3,611     1,878
                                                                -------    ------    ------
Net income..................................................    $ 2,561     1,527       607
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

  (m) Reclassifications

     Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year's presentation.

(3) PROPERTY AND EQUIPMENT

     Property and equipment, at cost, as of December 31, 1998 and 1997 consists of the following:


                                                                1998       1997
                                                              --------    -------
Base station equipment......................................  $ 21,164     16,998
Leasehold improvements and renovations......................     5,929      5,277
Office equipment, computers, and software...................     4,537      3,193
Other telecommunications equipment..........................     1,310      1,092
Vehicles....................................................       500        456
Residential apartments......................................       335        335
                                                              --------    -------
          Total property and equipment......................    33,775     27,351
Less: accumulated depreciation..............................   (10,430)    (6,423)
                                                              --------    -------
Net book value of assets subject to depreciation............    23,345     20,928
Uninstalled equipment.......................................     6,401      2,434
                                                              --------    -------
          Property and equipment, net.......................  $ 29,746     23,362
                                                              ========    =======


(4) TELECOMMUNICATIONS LICENSE

     The telecommunications license as of December 31, 1998 and 1997 consists of the following:


                                                                1998       1997
                                                              --------    -------
Costs.......................................................  $ 31,595     31,595
Less: accumulated amortization..............................   (10,014)    (7,902)
                                                              --------    -------
  Telecommunications license, net...........................  $ 21,581     23,693
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

     As noted in its annual report on Form 10-K, PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of such obligations. While management of PLD believe that, as long as progress towards settlement of such obligations is being made, the holders of such debt will agree to payment deferrals beyond the present due date of April 30, 1999, there can be no assurance that the holders will grant such deferrals or that they will not demand payment in full of the obligations. PLD's failure to make

                    WIRELESS TECHNOLOGY CORPORATIONS LIMITED payment in full could result in a claim being made against the Company under its guarantee and a cross-default under and acceleration of the senior discount notes and convertible subordinated notes for which the Company also serves as a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern.


  (e) Motorola, USA

     Motorola, USA is the major supplier of ALTEL's network equipment. Under the supply contract, ALTEL files preliminary purchase orders for the delivery of equipment with a prepayment of 5% of the cost of the purchase order. Once a purchase order is presented, ALTEL may be exposed to potential liabilities to Motorola, USA in the amount of $1,159,000 as at December 31, 1998.